FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 3, 2006

Commission File Number 001-15244

CREDIT SUISSE GROUP
(Translation of registrant's name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CREDIT SUISSE GROUP
Paradeplatz 8	Telephone +41 844 33 88 44
P.O. Box CH-8070 Zurich	Fax +41 44 333 88 77
Switzerland	media.relations@credit-suisse.com

Media Release

Credit Suisse Group reports net income of CHF 4.8 billion for the first half of 2006

Zurich, August 2, 2006 Credit Suisse Group today reported net income of CHF 4,762 million for the first half of 2006, compared to CHF 2,829 million for the first half of 2005. Net income for the second quarter of 2006 was CHF 2,158 million, compared to net income of CHF 919 million in the second quarter of 2005. Net new assets totaled CHF 30.1 billion for the second quarter of 2006. The Group recorded a return on equity of 21.6% for the quarter, with a return on equity of 23.4% in the banking business.

Financial highlights

in CHF million	2Q2006	Change in %	Change in %	1H2006	Change in %
		vs 1Q2006	vs 2Q2005		vs 1H2005

Net revenues	8,788	(20)	18	19,713	33

Total operating expenses	5,600	(16)	(7)	12,238	11

Net income	2,158	(17)	135	4,762	68

Return on equity - Group	21.6%	-	-	23.1%	-

Return on equity - Banking	23.4%	-	-	25.4%	-

Basic earnings per share (CHF)	1.94	-	-	4.25	-

BIS tier 1 ratio (at quarter-end)	10.6%	-	-	-	-

Oswald J. Grübel, CEO of Credit Suisse Group, stated: "We achieved a strong result in a market that experienced higher volatility and increasing investor caution. This shows that our efforts to build a powerful integrated organization are gaining momentum, while our business has proved its resilience in the face of a demanding environment."

Commenting on the strength of the banking business, he added: "The expanding global economy is continuing to create wealth and is increasing demand for the range of products and services we offer. The long-term growth prospects for our integrated bank are excellent but we are also aware that effective risk control and strict cost management must remain a priority to protect the value that we have created and to generate an enhanced return for our shareholders."

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August 2, 2006
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Credit Suisse Group segment results

in CHF million		2Q2006	Change in %	Change in %	1H2006	Change in %
			vs 1Q2006	vs 2Q2005		vs 1H2005

Investment Banking	Net revenues	4,436	(23)	30	10,193	38
	Total operating expenses	3,133	(26)	(21)	7,381	5
	Income from continuing operations before taxes	1,287	(18)	-	2,851	-

Private Banking	Net revenues	2,913	(6)	15	6,023	19
	Total operating expenses	1,795	(1)	11	3,605	13
	Income from continuing operations before taxes	1,123	(14)	21	2,431	28

Asset Management	Net revenues	675	(11)	(14)	1,431	3
	Total operating expenses	649	25	53	1,169	41
	Income from continuing operations before taxes	27	(88)	(92)	261	(54)

Investment Banking segment
The Investment Banking segment recorded income from continuing operations before taxes of CHF 1,287 million in the second quarter of 2006, compared to a loss from continuing operations before taxes of CHF 558 million in the second quarter of 2005. The result for the second quarter of 2006 included credits from insurance settlements for litigation and related costs of CHF 474 million, while the result for the second quarter of 2005 included a charge of CHF 960 million to increase the reserve for certain private litigation matters. Net revenues grew by 30% compared to the second quarter of 2005 and were at the second highest level ever, reflecting increased revenues in all key business areas and robust deal activity. Total operating expenses fell by 21% versus the second quarter of 2005, primarily reflecting the impact of the above-mentioned insurance settlements and the litigation charge. The compensation/revenue ratio was 53.5% in the second quarter of 2006, an improvement of 2.0 percentage points compared to the full-year 2005. The segment's pre-tax income margin in the second quarter of 2006 was 29.0%.

Private Banking segment
The Private Banking segment, which comprises the Wealth Management and Corporate & Retail Banking businesses, reported income from continuing operations before taxes of CHF 1,123 million in the second quarter of 2006, an increase of 21% compared to the second quarter of 2005. Net revenues grew by 15% to CHF 2,913 million in the second quarter of 2006, primarily reflecting higher commission and fee income. Compared to the second quarter of 2005, total operating expenses rose 11%, primarily reflecting ongoing strategic growth initiatives in international markets. Private Banking reported a pre-tax income margin of 38.6% for the second quarter of 2006, an improvement of 1.8 percentage points from the same period of 2005.

The Wealth Management business reported income from continuing operations before taxes of CHF 779 million in the second quarter of 2006, an increase of 31% compared to the second quarter of 2005, reflecting strong net revenue growth. The pre-tax income margin was 38.3% for the second quarter of 2006, an improvement of 3.1 percentage points compared to the same period of 2005. Net new assets amounted to CHF 16.5 billion, representing a strong

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August 2, 2006
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annualized growth rate of 9.0%.

The Corporate & Retail Banking business posted income from continuing operations before taxes of CHF 344 million in the second quarter of 2006, up 2% from the second quarter of 2005. The pre-tax income margin declined by 1.1 percentage points to 39.1% compared to the second quarter of 2005, mainly reflecting the impact of lower net releases of provisions for credit losses in the second quarter of 2006. The pre-tax return on average economic risk capital was 49.3% in the second quarter of 2006, an improvement of 6.7 percentage points compared to the second quarter of 2005.

Asset Management segment
The Asset Management segment posted income from continuing operations before taxes of CHF 27 million in the second quarter of 2006, down 92% compared to the second quarter of 2005. This decrease primarily reflected costs of CHF 152 million associated with the realignment of the Asset Management business, particularly in the US. Net revenues declined 14% to CHF 675 million compared to the second quarter of 2005, mainly due to lower investment-related gains. Total operating expenses rose 53% versus the second quarter of 2005, primarily reflecting the above-mentioned realignment costs. Asset Management reported CHF 15.5 billion of net new assets in the second quarter of 2006.

Organizational realignment in Asset Management
Credit Suisse has conducted a global strategic review of Asset Management and identified a number of measures to secure the future growth of the business. One important measure is the realignment of the Asset Management operation in the US to create a solid and sustainable platform for expansion in this market by changing its investment approach in a number of its traditional asset management strategies. Credit Suisse remains committed to its Asset Management business in the US. Going forward, the US business will focus on growth areas such as enhanced index, quantitative strategies and structured products, as well as on its current strengths, including alternative investments and core competencies in other equity and fixed income strategies.

Net new assets
The Wealth Management business recorded CHF 16.5 billion of net new assets in the second quarter of 2006, representing a strong annualized growth rate of 9.0%. This strong asset generation reflects inflows across a broad client base, particularly in Europe and the US. The Asset Management business delivered CHF 15.5 billion of net new assets, driven mainly by inflows in the US. Overall, Credit Suisse Group recorded CHF 30.1 billion of net new assets in the second quarter of 2006. The Group’s total assets under management were CHF 1,370.9 billion as of June 30, 2006, a decrease of 1.8% from March 31, 2006, reflecting adverse market and foreign exchange-related movements, offset in part by net new assets.

First-half 2006 results
Credit Suisse Group posted net income of CHF 4,762 million for the first half of 2006 compared to CHF 2,829 million in the first half of 2005. The Group's return on equity was 23.1% for the first six months of the year, with a return on equity of 25.4% in the banking business.

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August 2, 2006
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Winterthur
Winterthur was previously reported as a separate segment of Credit Suisse Group. Due to the agreement to sell Winterthur that was announced in June 2006, the Group's financial results have been revised to reflect this business as discontinued operations. Winterthur generated net income of CHF 286 million in the second quarter of 2006.

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August 2, 2006
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Outlook
Continued global economic growth is providing an excellent environment in which Credit Suisse Group can grow. The integrated bank is very well positioned to benefit from further wealth creation and increased corporate activity, particularly in the emerging markets. Revenue and operational synergies from the integration, together with a firm focus on costs, will also contribute to further improvements in profitability.

Credit Suisse Group expects interest rates to remain stable over the next three months and anticipates that the equity markets will recover and the currency markets will remain calm.

Information
Media Relations Credit Suisse, telephone +41 844 33 88 44, media.relations@credit-suisse.com Investor Relations Credit Suisse, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

For additional information on Credit Suisse Group’s second-quarter 2006 results, please refer to the Group’s Quarterly Report 2006/Q2, as well as the Group’s slide presentation for analysts and the press, which are available on the Internet at: www.credit-suisse.com/results

Credit Suisse Group
Credit Suisse Group is a leading global financial services company headquartered in Zurich. Credit Suisse – Credit Suisse Group's banking arm – provides clients worldwide with investment banking, private banking and asset management services. It provides companies, institutional clients and high-net-worth private clients worldwide, as well as retail clients in Switzerland, with specialist advisory services, comprehensive solutions, and innovative products.

Credit Suisse Group is active in over 50 countries and employs approximately 63,000 people. Credit Suisse Group registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CSR), in New York. Further information about Credit Suisse Group and Credit Suisse can be found at www.credit-suisse.com.

Cautionary Statement Regarding Forward-Looking Information
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” "intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to implement procedures properly; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brand; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate acquired businesses successfully,

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August 2, 2006
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and divestitures, including the ability to sell non-core assets; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

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August 2, 2006
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Presentation of Credit Suisse Group’s Second-Quarter 2006 Results

Analyst and Media Conference

•	Wednesday, August 2, 2006
10:00 CEST / 09:00 BST / 04:00 EST
Credit Suisse Forum St. Peter, Zurich

•	Simultaneous interpreting: German – English, English – German

•	Speakers
Oswald J. Grübel, Chief Executive Officer of Credit Suisse Group
Renato Fassbind, Chief Financial Officer of Credit Suisse Group

•	Internet
Live broadcast at: www.credit-suisse.com/results
Video playback available approximately 3 hours after the event

•	Telephone
Live audio dial-in on +41 91 610 5600 (Europe), +44 207 107 0611 (UK) and
+1 866 291 4166 (US); ask for “Credit Suisse Group quarterly results”.
Please dial in 10-15 minutes before the start of the presentation

Telephone replay available approximately 1 hour after the event on +41 91 612 4330 (Europe),
+44 207 108 6233 (UK) and +1 866 416 2558 (US); conference ID English – 551#, conference ID German – 554#

Credit Suisse Group Quarterly Report 2006/Q2

Credit Suisse Group financial highlights
						6 months

in CHF m, except where indicated	2Q 2006	1Q 2006	2Q 2005	Change in % from 1Q 2006	Change in % from 2Q 2005	2006	2005	Change in % from 2005

Consolidated statements of income
Net revenues	8,788	10,925	7,417	(20)	18	19,713	14,800	33
Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	3,178	4,348	1,403	(27)	127	7,526	3,804	98
Net income	2,158	2,604	919	(17)	135	4,762	2,829	68

Return on equity
Return on equity – Group	21.6%	24.4%	9.8%	–	–	23.1%	15.2%	–
Return on equity – Banking 1)	23.4%	27.4%	9.1%	–	–	25.4%	15.9%	–

Earnings per share
Basic earnings per share, in CHF	1.94	2.31	0.82	–	–	4.25	2.49	–
Diluted earnings per share, in CHF	1.86	2.21	0.79	–	–	4.07	2.41	–

Cost/income ratio – reported	63.7%	60.8%	81.5%	–	–	62.1%	74.7%	–
Cost/income ratio 2)	69.4%	68.8%	90.1%	–	–	69.1%	80.0%	–

Net new assets, in CHF bn	30.1	27.4	15.9	–	–	57.5	28.7	–

in CHF m, except where indicated	30.06.06	31.03.06	31.12.05	Change in % from 31.03.06	Change in % from 31.12.05

Assets under management, in CHF bn	1,370.9	1,396.6	1,333.9	(1.8)	2.8

Consolidated balance sheets
Total assets	1,404,562	1,433,621	1,339,052	(2)	5
Shareholders' equity	38,882	42,630	42,118	(9)	(8)

Consolidated BIS capital data
Risk-weighted assets	244,931	248,116	232,891	(1)	5
Tier 1 ratio	10.6%	10.8%	11.3%	–	–
Total capital ratio	13.4%	13.5%	13.7%	–	–

Number of employees
Switzerland – Banking	20,069	20,026	20,194	0	(1)
Outside Switzerland – Banking	24,027	23,621	24,370	2	(1)
Winterthur 3)	18,944	18,872	18,959	0	0

Number of employees (full-time equivalents)	63,040	62,519	63,523	1	(1)

Stock market data
Share price per registered share, in CHF	68.40	73.15	67.00	(6)	2
High (closing price) year-to-date, in CHF	78.90	78.45	68.50	1	15
Low (closing price) year-to-date, in CHF	62.85	68.25	46.85	(8)	34
Share price per American Depositary Share, in USD	55.99	55.86	50.95	0	10
Market capitalization, in CHF m	74,393	80,900	75,399	(8)	(1)
Market capitalization, in USD m	60,896	61,778	57,337	(1)	6
Book value per share, in CHF	35.75	38.55	37.43	(7)	(4)

Share information
Shares issued	1,247,893,498	1,247,752,166	1,247,752,166	0	0
Treasury shares	(160,272,952)	(141,809,733)	(122,391,983)	13	31

Shares outstanding	1,087,620,546	1,105,942,433	1,125,360,183	(2)	(3)

1) Excludes the shareholder's equity and net income of Winterthur, including intercompany transactions between Winterthur and the Group.
2) Excludes minority interest revenues of CHF 741 million, CHF 1,284 million, CHF 722 million, CHF 2,025 million and CHF 997 million and minority interest expenses of CHF 13 million, CHF 9 million, CHF 9 million, CHF 21 million and CHF 12 million in 2Q 2006, 1Q 2006, 2Q 2005, six months 2006 and six months 2005, respectively, from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues and expenses.
3) In June 2006 the Group announced a definitive agreement for the sale of Winterthur.

Financial calendar

Third quarter results 2006	Thursday, November 2, 2006

Fourth quarter / full year results 2006	Thursday, February 15, 2007

Cover: Nicole Nahass, HOLT, Investment Banking, New York Photographer: John Wildgoose

Contents

Credit Suisse Group
Contents
Enquiries
Message from the Chief Executive Officer
Dear shareholders, clients and colleagues
Outlook
Credit Suisse Group
Summary of segment results
Investment Banking
Private Banking
Asset Management
Sale of Winterthur
Credit Suisse Group consolidated results
Net revenues
Provision for credit losses
Total operating expenses
Income tax expense
Minority interests
Discontinued operations
Factors affecting results of operations
Credit Suisse Group structure
Investment Banking
Private Banking
Wealth Management
Corporate & Retail Banking
Asset Management
Assets under management
Assets under management
Net new assets
Client assets
Capital
Credit Suisse Group
Credit Suisse
Risk management
Economic Risk Capital trends
Trading risks
Loan exposure
Condensed consolidated financial statements
Consolidated statements of income (unaudited)
Consolidated balance sheets (unaudited)
Consolidated statements of changes in shareholders’ equity (unaudited)
Comprehensive income (unaudited)
Consolidated statements of cash flows (unaudited)
Consolidated statements of cash flows – continued (unaudited)
Notes to the condensed consolidated financial statements – unaudited
Summary of significant accounting policies
Basis of presentation
New accounting pronouncements
EITF 04-5, FSP SOP 78-9-1 and EITF 96-16
SFAS 123R
SFAS 154
SFAS 155
SFAS 156
FSP FTB 85-4-1
Standards to be adopted in future periods
FSP FIN 46(R)-6
FIN 48
Discontinued operations
Segment reporting
Interest and dividend income and interest expense
Trading activities
Commissions and fees
Loans
Accumulated other comprehensive income
Earnings per share
Pension
Guarantees and commitments
Guarantees
Disposal-related contingencies and other indemnifications
Disposal-related contingencies
Other indemnifications
Other commitments
Variable interest entities
Collateralized debt obligations
Commercial paper conduits
Financial intermediation
Litigation
Report of Independent Registered Public Accounting firm
Information for investors
Ticker symbols /Stock exchange listings
Share performance
Market capitalization
Ratings
Foreign currency translation rates
Cautionary statement

Enquiries
Credit Suisse Group Investor Relations: Ian Roundell, Marc Buchheister Tel. +41 44 333 7149 Fax +41 44 333 2587 investor.relations@credit-suisse.com
Credit Suisse Group Media Relations: Charles Naylor, Andrés Luther Tel. +41 844 33 8844 Fax +41 44 333 8877 media.relations@credit-suisse.com

Oswald J. Grübel Chief Executive Officer

Message from the Chief Executive Officer

Dear shareholders, clients and colleagues
We achieved strong results in the second quarter of 2006 in a market that experienced higher volatility and increasing investor caution. Credit Suisse Group reported net income of CHF 2.2 billion for the quarter, compared to CHF 919 million in the second quarter of 2005, and its return on equity was 21.6%. This improvement demonstrates our resilience in a demanding environment and shows that our efforts to build a powerful integrated organization are continuing to gain momentum.

Investment Banking substantially improved its performance compared to the second quarter of 2005 and increased its net revenues by 30%. Income from continuing operations before taxes totaled CHF 1.3 billion for the quarter, driven by record combined underwriting and advisory revenues and strong trading revenues. Despite the onset of more difficult markets, trading revenues increased significantly compared to last year’s second quarter, reflecting higher revenues in many fixed income and equity trading businesses. These results show that Investment Banking is delivering on its growth plans, gaining momentum with clients and expanding its range of products in its core areas of business.

Private Banking posted its best second quarter results ever. Net revenues grew by 15% compared to the second quarter of 2005 and income from continuing operations before taxes totaled CHF 1.1 billion, an increase of 21% compared to the same period of last year. Private Banking is continuing to invest in the global expansion of its business, and is rolling out its advisory services and growing its onshore presence in international markets. During the second quarter, we announced the launch of operations in Australia and made further inroads in the Middle East. We made progress in the growth of our private client business in the US and in strengthening our onshore presence in Europe. Private Banking's strong performance is underscored by its continued high level of net new asset generation, with net inflows of CHF 16.5 billion from the Wealth Management business in the second quarter, notably from Europe and the US.

Asset Management is essential to the success of the integrated bank's strategy. However, the business is not yet in a position to fully capitalize on the growth opportunities presented by the industry globally. We recently conducted a global strategic review of Asset Management and identified a number of measures that must be implemented in order to create a solid and sustainable platform for the future growth of the business.

These measures include repositioning our Asset Management business by reshaping the product offering, improving sales and investment processes and lowering the overall cost base. As part of the new strategy, we are realigning our Asset Management business in the US by changing our investment approach in a number of traditional asset management strategies. Going forward, the US business will concentrate on both current strengths and growth opportunities in this important market. We remain committed to our Asset Management business in the US, where we already have leadership positions in alternative investments and a number of select traditional asset management strategies. We are convinced that these steps will enable us to put the expertise and market reach of our Asset Management business to optimal use within our integrated bank.

Asset Management recorded income from continuing operations before taxes of CHF 27 million in the second quarter of 2006. These results include costs of CHF 152 million related to the realignment of the business. Net new assets totaled CHF 15.5 billion, underlining our strength in certain high performing products and strategies.

In June 2006, we announced the sale of Winterthur to AXA for cash consideration of CHF 12.3 billion. This represents a very good solution for the future of Winterthur, as well as its clients and employees. The transaction is expected to close by the end of this year, subject to regulatory approval.

The sale of Winterthur is a major strategic step for Credit Suisse Group. We can now focus all of our resources and the expertise of our people on implementing our strategy to grow our banking business globally by combining our strengths in investment banking, private banking and asset management.

We are making good progress with our strategy. It has been just seven months since we launched our integrated organization and we are already seeing evidence of the increased value we can deliver to clients by working together closely across our divisions and regions. Furthermore, the expanding global economy is continuing to create wealth and is fuelling demand for the range of products and services we offer. The long-term growth opportunities in our markets are excellent, particularly in the emerging markets. As we expand our business globally, we are well aware that effective risk control and strict cost management must remain a priority to protect the value that we have created and to generate an enhanced return for our shareholders.

Outlook
Continued global economic growth is providing an excellent environment in which Credit Suisse Group can grow. Our integrated bank is very well positioned to benefit from further wealth creation and increased corporate activity, particularly in the emerging markets. Revenue and operational synergies from the integration, together with a firm focus on costs, will also contribute to further improvements in profitability.

Credit Suisse Group expects interest rates to remain stable over the next three months and anticipates that the equity markets will recover and the currency markets will remain calm.

Yours sincerely

Oswald J. Grübel August 2006

Credit Suisse Group

Credit Suisse Group recorded net income of CHF 2,158 million in the second quarter of 2006, compared to CHF 919 million in the second quarter of 2005. Investment Banking and Private Banking reported improved income from continuing operations before taxes compared to the second quarter of 2005 as a result of higher client activity and trading volume. Asset Management reported lower income from continuing operations before taxes as a result of costs associated with a business realignment and a decline in private equity and other investment-related gains compared to a strong second quarter in 2005. In June 2006, the Group announced a definitive agreement for the sale of Winterthur.

Summary of segment results

Investment Banking
Investment Banking reported income from continuing operations before taxes of CHF 1,287 million in the second quarter of 2006 compared to a loss from continuing operations before taxes of CHF 558 million in the second quarter of 2005. Net revenues increased 30% to CHF 4,436 million as a result of higher revenues in all key business areas. Total operating expenses decreased CHF 843 million compared to the second quarter of 2005, primarily as a result of the second quarter 2005 charge to increase the reserve for private litigation matters of CHF 960 million and credits from insurance settlements for litigation and related costs of CHF 474 million in the second quarter of 2006. Compensation and benefits expense increased CHF 397 million, or 20%, compared to the second quarter of 2005, due primarily to increased compensation accruals in line with improved results.

Investment Banking reported a pre-tax income margin of 29.0% in the second quarter of 2006 compared to negative 16.3% in the second quarter of 2005. Excluding the insurance settlements and litigation charge, the pre-tax income margin was 18.3% in the second quarter of 2006 compared to 11.8% in the second quarter of 2005. The compensation/revenue ratio was 53.5% in the second quarter of 2006, an improvement from the full-year 2005 level of 55.5%.

Private Banking
Private Banking reported income from continuing operations before taxes of CHF 1,123 million in the second quarter of 2006, an increase of CHF 194 million, or 21%, compared to the second quarter of 2005. Net revenues increased CHF 389 million, or 15%, to CHF 2,913 million in the second quarter of 2006. Commissions and fees grew CHF 242 million, benefiting from a higher level of assets under management as well as stronger brokerage volumes and product sales. Net interest income increased CHF 126 million, or 14%, primarily driven by an increase in the liability margin and higher dividend income. Total operating expenses increased 11% from the second quarter of 2005, primarily as a result of higher compensation in the Wealth Management business related to ongoing strategic growth initiatives, as well as higher performance-related compensation in line with better results.

Net new assets amounted to CHF 16.6 billion compared to CHF 8.6 billion in the second quarter of 2005, primarily driven by inflows across a broad client base in Wealth Management, particularly in Europe and the US.

Asset Management
Asset Management reported income from continuing operations before taxes of CHF 27 million in the second quarter of 2006, compared to CHF 357 million in the second quarter of 2005. This decrease reflects realignment costs and significantly lower private equity and other investment-related gains. Net revenues declined 14%, or CHF 107 million, to CHF 675 million compared to the second quarter of 2005. Private equity and other investment-related gains were CHF 115 million during the second quarter of 2006, CHF 151 million lower than the strong second quarter of 2005. This decline was partially offset by an increase in asset management revenues of CHF 27 million, or 6%, as a result of higher assets under management.

Total operating expenses increased 53%, or CHF 224 million, to CHF 649 million compared to the second quarter of 2005. This increase was primarily a result of CHF 152 million of business realignment costs. Assets under management decreased to CHF 615.2 billion as of June 30, 2006 from CHF 619.6 billion as of March 31, 2006, as CHF 15.5 billion of net new assets added during the quarter were more than offset by adverse market and foreign exchange-related movements.

Sale of Winterthur

In June 2006, the Group announced a definitive agreement for the sale of Winterthur to AXA for cash consideration of CHF 12.3 billion. The sale of Winterthur follows the Group’s decision in 2004 to focus its growth strategy on an integrated global banking business model. The Group plans to reinvest the proceeds from the sale of Winterthur in the further development of its banking businesses.

As a part of the sale agreement, AXA agreed to repay approximately CHF 1.1 billion of debt currently outstanding between the Group and Winterthur. The Group did not provide any indemnification in respect of Winterthur’s insurance reserves in the sale agreement. The gain on the sale will be recognized at the time of closing, which is expected to occur by the end of 2006, subject to regulatory approvals and closing conditions. As of June 30, 2006, Winterthur’s shareholder’s equity was CHF 8.8 billion.

Winterthur was previously reported as a separate segment of the Group, however, due to its pending sale, the Group’s financial results have been revised to reflect this business as discontinued operations.

For further details regarding the sale of Winterthur, see “Notes to the condensed consolidated financial statements – unaudited – Discontinued operations.”

The following tables set forth an overview of segment results:
2Q 2006, in CHF m	Investment Banking	Private Banking	Asset Management	Corporate Center	1)	Credit Suisse Group	2)

Net revenues	4,436	2,913	675	764		8,788

Provision for credit losses	16	(5)	(1)	0		10

Compensation and benefits	2,374	1,020	255	48		3,697
Other expenses	759	775	394	(25)		1,903

Total operating expenses	3,133	1,795	649	23		5,600

Income from continuing operations before taxes and minority interests	1,287	1,123	27	741	3)	3,178

2Q 2005, in CHF m	Investment Banking	Private Banking	Asset Management	Corporate Center	1)	Credit Suisse Group	2)

Net revenues	3,417	2,524	782	694		7,417

Provision for credit losses	(1)	(28)	0	(1)		(30)

Compensation and benefits	1,977	876	217	29		3,099
Other expenses	1,999	747	208	(9)		2,945

Total operating expenses	3,976	1,623	425	20		6,044

Income/(loss) from continuing operations before taxes and minority interests	(558)	929	357	675	4)	1,403

1) Includes consolidation eliminations, revenues and expenses from certain parent company investments and certain other revenues and expenses not allocated to the segments.
2) The results of operations of Winterthur, which were previously reported as a separate segment of the Group, are now reflected in Income from discontinued operations, net of tax for all periods presented. For further details regarding the sale of Winterthur, see "Notes to the condensed consolidated financial statements - unaudited - Discontinued operations."
3) Includes minority interest income of CHF 728 million from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such income.
4) Includes minority interest income of CHF 713 million from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such income.

The following table presents the Group's condensed consolidated statement of income:
	Credit Suisse Group

in CHF m	2Q 2006	2Q 2005	Change in % from 2Q 2005

Net revenues	8,788	7,417	18

Provision for credit losses	10	(30)	–

Compensation and benefits	3,697	3,099	19
Other expenses	1,903	2,945	(35)

Total operating expenses	5,600	6,044	(7)

Income from continuing operations before taxes and minority interests	3,178	1,403	127

Income tax expense/(benefit)	502	28	–
Minority interests	804	692	16

Income from continuing operations	1,872	683	174

Income from discontinued operations, net of tax	286	236	21

Net income	2,158	919	135

The results of operations of Winterthur, which were previously reported as a separate segment of the Group, are now reflected in Income from discontinued operations, net of tax for all periods presented. For further details regarding the sale of Winterthur, see "Notes to the condensed consolidated financial statements - unaudited - Discontinued operations."

Credit Suisse Group consolidated results

The Group recorded net income of CHF 2,158 million in the second quarter of 2006, compared to CHF 919 million in the second quarter of 2005. Basic earnings per share increased 137% to CHF 1.94 compared to the second quarter of 2005. The return on equity was 21.6%, compared to 9.8% in the second quarter of 2005.

Net revenues
The Group reported net revenues of CHF 8,788 million, an increase of CHF 1,371 million, or 18%, compared to the second quarter of 2005.

Net interest income was CHF 1,866 million in the second quarter of 2006, a decrease of CHF 229 million, or 11%, compared to the second quarter of 2005. The change was due largely to a decrease in Investment Banking of CHF 366 million, or 30%, which was partially offset by an increase in Private Banking of CHF 126 million, primarily as a result of an increase in the liability margin.

Commissions and fees increased CHF 1,023 million, or 30%, as a result of higher investment banking fees of CHF 744 million, or 48%, compared to the second quarter of 2005. In addition, Private Banking commissions and fees increased CHF 242 million, or 18%, compared to the second quarter of 2005, due to higher assets under management and increased client activity.

Trading revenues increased CHF 728 million, or 113%, to CHF 1,371 million, reflecting significant increases in both fixed income and equity trading revenues in Investment Banking.

Other revenues were CHF 1,126 million in the second quarter of 2006, a decrease of 12% compared to CHF 1,277 million in the second quarter of 2005. This was primarily due to a decrease in private equity and other investment-related gains of CHF 151 million, or 57%, in Asset Management from the strong second quarter of 2005. Other revenues also include substantially all minority interest-related revenues from consolidated private equity funds and other entities in which the Group does not have a significant economic interest in such revenues.

Provision for credit losses
The Group reported provisions for credit losses of CHF 10 million in the second quarter of 2006 compared to a net release of CHF 30 million in the second quarter of 2005. The credit environment continued to be favorable in the second quarter of 2006.

Total operating expenses
The Group reported total operating expenses of CHF 5,600 million in the second quarter of 2006, a decrease of CHF 444 million compared to the second quarter of 2005.

Compensation and benefits increased CHF 598 million, or 19%, to CHF 3,697 million, primarily due to increased compensation accruals in line with improved results.

Other expenses were CHF 1,903 million, a decrease of CHF 1,042 million from the second quarter of 2005. This reduction was primarily due to insurance settlements for litigation and related costs of CHF 474 million (CHF 308 million after tax) received in the second quarter of 2006, which were reflected as a reduction in other operating expenses, and the CHF 960 million (CHF 624 million after tax) charge related to certain private litigation matters in the second quarter of 2005. Excluding these items, other expenses increased 20% compared to the second quarter of 2005, largely as a result of higher commission expenses in line with higher commission revenues.

Income tax expense
The Group recorded income tax expense of CHF 502 million in the second quarter of 2006. Income tax expense was positively impacted by the release of tax contingency accruals totalling CHF 65 million following the favorable resolution of matters with tax authorities during the quarter. Income tax expense of CHF 502 million compared to CHF 28 million in the second quarter of 2005, reflecting the Group’s higher pre-tax income in the second quarter of 2006 and an income tax benefit of CHF 336 million recorded in the second quarter of 2005 as a result of the significant charge related to certain private litigation matters.

The Group tax expense is not affected by minority interest revenues and expenses from consolidated private equity and other entities in which the Group does not have a significant economic interest in such revenues and expenses. The amount of non-taxable income relating to these investments varies from one period to the next and in the second quarter of 2006 amounted to CHF 728 million.

The Group’s effective tax rate in the second quarter of 2006 was 16%. Excluding the effect of non-taxable income from these investments, the Group's effective tax rate in the second quarter of 2006 was 20%. The Group’s effective tax rate in the second quarter of 2005 was 2%. Excluding the effect of non-taxable income of CHF 713 million, the Group’s effective tax rate in the second quarter of 2005 was 4%.

Minority interests
The Group’s net revenues and operating expenses reflect the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues and expenses. The consolidation of these entities does not affect net income as the amounts recorded in net revenues and expenses are offset by corresponding amounts reported as minority interests. This minority interest income, which amounted to CHF 728 million in the second quarter of 2006, is reported in the Corporate Center.

Minority interests were CHF 804 million in the second quarter of 2006, an increase of CHF 112 million compared to the second quarter of 2005. This increase was primarily due to revenues from certain private equity funds and other entities that were consolidated for the first time during the first quarter of 2006. For further details, see “Notes to the condensed consolidated financial statements – unaudited – New accounting pronouncements.”

Discontinued operations
As a result of the agreement for the sale of Winterthur, the results of operations of Winterthur are reflected in Income from discontinued operations, net of tax in the consolidated statements of income for all periods presented. The assets and liabilities of Winterthur have been presented as Assets of discontinued operations held-for-sale and Liabilities of discontinued operations held-for-sale , respectively, in the consolidated balance sheet as of June 30, 2006. Net new assets and assets under management for the Group are presented for all periods excluding Winterthur.

For further details regarding the sale of Winterthur, see “Notes to the condensed consolidated financial statements – unaudited – Discontinued operations.”

Factors affecting results of operations

Global equity markets had a volatile quarter, as general investor optimism diminished in light of growing macroeconomic concerns and uncertainty around the US Federal Reserve’s interest rate policy. The US stock markets started out strong in the second quarter, however the Dow Jones Industrial Average lost half of the year-to-date gains before recovering slightly at the quarter end. The NASDAQ Composite Index, the S&P 500 Index, the Frankfurt Stock Exchange Index and the Swiss Market Index all decreased during the quarter.

Other European and Asian stock markets also declined in the second quarter as the worldwide tightening of monetary policy made investors more cautious, particularly with US investors withdrawing from international markets and riskier asset classes. Activity in the Swiss equity market remained strong as evidenced by the increase in trades and turnover on the Swiss Exchange. Volatility in the Swiss equity market also increased during the quarter along with the volatility index on the S&P 500 Index.

The US Federal Reserve continued to raise interest rates, increasing the federal funds rate to 5.25% in June 2006. Officials indicated that further rate increases will be determined by inflation indicators, including price data and employment levels. The European Central Bank also raised its key lending rate 0.25% to 2.75% during the quarter.

The yield curve experienced abrupt changes during the quarter, with an upward shift and slight steepening in the beginning, and a yield curve inversion at the end of the quarter. Generally unfavorable trading conditions were observed, with lower volumes compared to the first quarter and sudden shifts of the yield curve.

Industry-wide volume of announced mergers and acquisitions transactions resulted in the third most active quarter on record, surpassing the levels of the first quarter of 2006. Deals were announced in almost all industry sectors, resulting in nearly USD 1 trillion in global volumes. Similar to the first quarter of 2006, merger activity in Europe outpaced that of the US.

Industry-wide volumes of global debt underwriting activity were slightly lower than the record first quarter, but higher than the second quarter of 2005. Robust merger activity helped drive debt issuance volume, with both investment grade and high yield debt volumes up from the second quarter of 2005.

Equity underwriting continued to be strong, largely driven by financial sponsors and the technology sector. Global equity underwriting volumes marked the best quarter since 2000. Global initial public offering volumes were also higher than the second quarter of 2005 and the first quarter of 2006, although the new issue market became more difficult towards end of the quarter amid turbulence in the global equity markets.

Credit Suisse Group structure

The Group’s business consists of three segments: Investment Banking, Private Banking and Asset Management. Prior period results presented in this Quarterly Report have been revised to reflect the operational and management structure in place during 2006.

The Group’s segments are managed and reported on a pre-tax basis. Minority interest-related revenues and expenses resulting from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues and expenses are reported in the Corporate Center. Net income is unaffected by the consolidation of these entities due to offsetting minority interests.

Investment Banking

Investment Banking provides financial advisory, lending and capital raising services and sales and trading to institutional, corporate and government clients worldwide.

Investment Banking reported income from continuing operations before taxes of CHF 1,287 million in the second quarter of 2006. These results compare to a loss from continuing operations before taxes of CHF 558 million in the second quarter of 2005, which included a CHF 960 million charge to increase the reserve for certain private litigation matters. These strong results reflected a more focused Investment Banking franchise that performed well despite more volatile market conditions from mid-May through the end of the quarter. Investments in core client businesses continue to result in improvements in the breadth and diversity of revenues.

The results in the second quarter of 2006 included credits from insurance settlements for litigation and related costs of CHF 474 million. Excluding the insurance settlements and the litigation charge, income from continuing operations before taxes increased CHF 411 million, or 102%, to CHF 813 million in the second quarter of 2006.

Pre-tax income margin was 29%, and pre-tax return on average economic risk capital was 35.3% in the second quarter of 2006. Excluding the insurance settlements and the litigation charge, pre-tax income margin for the second quarter of 2006 was 18.3% compared to 11.8% in the second quarter of 2005, and pre-tax return on average economic risk capital was 23.3% in the second quarter of 2006 compared to 15.1% in the second quarter of 2005. The weakening of the average rate of the US dollar against the Swiss franc by 4% from the first quarter of 2006 adversely affected revenues and favorably impacted expenses, resulting in a net negative impact on income from continuing operations before taxes.

Net revenues were CHF 4,436 million, up CHF 1,019 million, or 30%, compared to the second quarter of 2005 and were at the second highest level ever, reflecting higher revenues in all key business areas and robust deal activity. Net revenues decreased 23% from the record first quarter of 2006, due primarily to lower trading revenues in a more challenging trading environment.

Provision for credit losses was CHF 16 million for the second quarter of 2006 compared to a net release of CHF 1 million in the second quarter of 2005.

Compared to March 31, 2006, total impaired loans decreased CHF 199 million to CHF 382 million, and valuation allowances as a percentage of total impaired loans increased 22 percentage points to 98% as of June 30, 2006. The overall credit environment continued to be favorable in the second quarter.

Total operating expenses were CHF 3,133 million in the second quarter of 2006, down CHF 843 million, or 21%, compared to the second quarter of 2005. Excluding the insurance settlements and the litigation charge, total operating expenses increased CHF 591 million, or 20%, to CHF 3,607 million. Compensation and benefits increased CHF 397 million, or 20%, due primarily to increased compensation accruals in line with improved results. The compensation/revenue ratio of 53.5% in the second quarter of 2006 was at the same level as the first quarter of 2006, and a decline from 55.5% from the full year 2005. Other expenses decreased CHF 1,240 million, or 62%, from the second quarter of 2005, primarily reflecting the credits from the insurance settlements for litigation and related costs of CHF 474 million in the second quarter of 2006 and the CHF 960 million litigation charge in the second quarter of 2005. Excluding the insurance settlements and the litigation charge, other expenses increased CHF 194 million, or 19%, compared to the second quarter of 2005, due primarily to higher commission expenses, in line with higher commission revenues, higher professional fees and a higher provision to increase the reserve for future estimated legal expenses. Excluding the insurance settlements, other expenses increased CHF 65 million, or 6%, compared to the first quarter of 2006.

Excluding the insurance settlements and the litigation charge, the cost/income ratio improved to 81.3% in the second quarter of 2006 from 88.3% in the second quarter of 2005. Investment Banking continues to pursue sustainable, long-term cost/income ratio reductions. Investment Banking has established internal non-compensation expense year-end 2006 run-rate targets for each business, category of expense and region and is finalizing detailed plans for specific initiatives to achieve these targets. Credit Suisse continues to expand its centers of excellence in locations such as Raleigh-Durham, North Carolina and Singapore in order to enable its businesses to leverage talent around the world and improve the efficient use of resources.

The following table presents the results of the Investment Banking segment:
						6 months

in CHF m	2Q 2006	1Q 2006	2Q 2005	Change in % from 1Q 2006	Change in % from 2Q 2005	2006	2005	Change in % from 2005

Net interest income	857	748	1,223	15	(30)	1,605	2,239	(28)

Commissions and fees	2,310	1,942	1,566	19	48	4,252	2,893	47
Trading revenues	1,132	2,943	465	(62)	143	4,075	1,949	109
Other revenues	137	124	163	10	(16)	261	330	(21)

Total noninterest revenues	3,579	5,009	2,194	(29)	63	8,588	5,172	66

Net revenues	4,436	5,757	3,417	(23)	30	10,193	7,411	38

Provision for credit losses	16	(55)	(1)	–	–	(39)	(20)	95

Compensation and benefits	2,374	3,080	1,977	(23)	20	5,454	4,112	33
Other expenses	759	1,168	1,999	(35)	(62)	1,927	2,945	(35)

Total operating expenses	3,133	4,248	3,976	(26)	(21)	7,381	7,057	5

Income/(loss) from continuing operations before taxes	1,287	1,564	(558)	(18)	–	2,851	374	–

The following table presents the revenue details of the Investment Banking segment:
						6 months

in CHF m	2Q 2006	1Q 2006	2Q 2005	Change in % from 1Q 2006	Change in % from 2Q 2005	2006	2005	Change in % from 2005

Debt underwriting	613	456	411	34	49	1,069	682	57
Equity underwriting	313	249	186	26	68	562	325	73

Underwriting	926	705	597	31	55	1,631	1,007	62

Advisory and other fees	405	333	369	22	10	738	594	24

Total investment banking	1,331	1,038	966	28	38	2,369	1,601	48

Fixed income	1,939	2,767	1,353	(30)	43	4,706	3,469	36
Equity	1,146	2,077	912	(45)	26	3,223	1,978	63

Total trading	3,085	4,844	2,265	(36)	36	7,929	5,447	46

Other (including loan portfolio)	20	(125)	186	–	(89)	(105)	363	–
Net revenues	4,436	5,757	3,417	(23)	30	10,193	7,411	38

Total investment banking revenues include debt underwriting, equity underwriting and advisory and other fees. In the second quarter of 2006, investment banking revenues were at a record level, totaling CHF 1,331 million, up CHF 365 million, or 38%, compared to the second quarter of 2005. These results reflected continued improvements in the franchise and relative position in the industry, with increases in both underwriting and advisory and other fees. Total investment banking revenues were up 28% compared to the first quarter of 2006. Credit Suisse’s growing energy franchise contributed to the solid quarter for investment banking revenues and provided good synergies for continued growth of the commodities platform. Credit Suisse participated in a number of notable energy transactions in the second quarter including Anadarko Petroleum Corporation’s acquisitions of Kerr-McGee Corporation and Western Gas Resources Inc. Credit Suisse was also recently named the “Best Emerging Markets Investment Bank” by Euromoney Awards for Excellence 2006.

Debt underwriting revenues in the second quarter of 2006 were CHF 613 million, up CHF 202 million, or 49%, compared to the second quarter of 2005. These results primarily reflected significantly higher revenues in leveraged finance on improved market share in leveraged lending as the global syndicated lending market expanded from the second quarter of 2005, and the global industry volume of high-yield debt issuance was more than double compared to the second quarter of 2005. Debt underwriting revenues were up 34% compared to the first quarter of 2006, primarily from leveraged finance. Through the second quarter of 2006, Credit Suisse ranked third in global high-yield securities new issuance volumes. Credit Suisse was recognized for a number of its global debt products in the annual Euroweek Celebration of Excellence survey, including specific recognition for Asia Pacific leveraged finance, Latin American debt capital markets and European high-yield capital markets.

Equity underwriting revenues in the second quarter of 2006 were CHF 313 million, up CHF 127 million, or 68%, compared to the second quarter of 2005, reflecting significantly higher industry-wide equity issuance activity and improved global equity market share. Equity underwriting revenues increased 26% compared to the first quarter of 2006, due primarily to higher global industry-wide equity issuances including a substantial increase in initial public offering activity, offset in part by a decline in revenues from the convertibles business. Credit Suisse ranked fifth in global initial public offering market share through the second quarter of 2006 and maintained a leading position in financial sponsor-backed equity offerings. Credit Suisse was recognized as the “Best Global Equity Bank” by Global Finance in 2006. Credit Suisse participated in a number of key equity transactions across a broad range of industries and geographies in the second quarter, including initial public offerings for Debenhams (UK department store) and Shanghai Prime Machinery Company Limited and follow-on offerings for the NASDAQ Stock Market, Inc. and Submarino S.A. (Brazil-based online retailer). In the second quarter of 2006, Credit Suisse received the Financial Times award for “Sustainable Energy Finance Deal of the Year” for the initial public offering of Suntech Power Holdings Co. Ltd, the first major China-based alternative energy company.

Advisory and other fees were CHF 405 million in the second quarter of 2006, up CHF 36 million, or 10%, compared to the second quarter of 2005 and up 22% compared to the first quarter of 2006, reflecting strong results from mergers and acquisitions. Credit Suisse ranked eighth in global announced mergers and acquisitions and twelfth in global completed mergers and acquisitions through the second quarter of 2006. Notable transactions in the quarter included the Anadarko Petroleum Corporation acquisitions, as well as the sale of Duke Energy’s DENA power generation portfolio to LS Power Generation, which constituted one of the largest merchant power asset sales in North America, Mittal Steel Company NV’s acquisition of Arcelor S.A., Blackstone Group’s acquisition of Travelport (Cendant Corporation’s travel distribution services unit) and an investor group’s acquisition of Univision Communications, Inc. The increase in advisory and other fees also reflected higher revenues from the private fund group, which raises capital for hedge funds, private equity funds and real estate funds.

Total trading revenues include results from fixed income and equity sales and trading. Total trading revenues for the second quarter of 2006 were CHF 3,085 million, up CHF 820 million, or 36%, compared to the second quarter of 2005, due to improved results in both fixed income and equity trading revenues. Total trading revenues decreased 36% compared to the first quarter of 2006 due to less favorable market conditions beginning in mid-May and a particularly strong first quarter.

Investment Banking’s average daily VaR in the second quarter of 2006 was CHF 95 million, up from CHF 64 million in the second quarter of 2005 and up from CHF 72 million in the first quarter of 2006. Average economic risk capital increased CHF 3.1 billion compared to the second quarter of 2005, in line with the strategy to extend incremental capital to support high-growth and high-margin activities, with significant increases in the structured products and leveraged finance businesses.

Fixed income trading recorded revenues of CHF 1,939 million in the second quarter of 2006. These results were up CHF 586 million, or 43%, compared to the second quarter of 2005, reflecting strong results in residential and commercial mortgage-backed securities, interest rate products and leveraged finance, partially offset by weaker results in emerging markets trading and fixed income proprietary trading. Fixed income markets in the second quarter of 2006 were more challenging due to lower volumes and a shift of investor risk appetite away from the emerging markets. Interest rate markets also remained challenging as the yield curve experienced sudden shifts; however, interest rate products performed well in light of market conditions. Despite the more difficult market conditions in the second quarter of 2006, fixed income trading revenues in the first six months of 2006 were a record CHF 4,706 million. Compared to the record first quarter of 2006, fixed income trading revenues decreased 30%, due primarily to lower revenues in fixed income proprietary trading, emerging markets trading and leveraged finance, partially offset by stronger results in commercial mortgage-backed securities. The commodities business showed solid growth in its first year of operation with a strong revenue contribution from energy trading in the second quarter of 2006.

Equity trading revenues of CHF 1,146 million increased CHF 234 million, or 26%, compared to the second quarter of 2005, reflecting stronger results in the convertibles, derivatives and most cash businesses due to higher levels of client-driven activity, partially offset by weaker results in equity proprietary trading. Compared to the record first quarter of 2006, equity trading revenues decreased 45% due primarily to weaker results in equity proprietary trading and the cash businesses. Risk-taking conditions became more difficult from mid-May resulting in significantly lower proprietary trading revenues than the record first quarter. For the first six months of 2006, proprietary trading revenues were significantly higher than in the first six months of 2005. Advanced execution services continued to experience strong growth with record revenues in the second quarter. Prime services also had an excellent quarter with higher revenues due to continued business growth and new client mandates. During the second quarter, Credit Suisse partnered with Paladyne Systems, a leading provider of alternative investment solutions, to provide clients with a fully hosted front-to-back office solution capable of supporting hedge funds that require multiple prime brokers. This partnership advanced the strategy of meeting both the current and emerging needs of hedge fund clients through innovation, asset class integration and market-leading service. In addition, Credit Suisse was ranked the number one broker of choice for equity trading and sales trading capabilities in the Euromoney Institutional Investor 2006 Pan-European Equity Trading rankings survey.

Other (including loan portfolio) recorded revenues of CHF 20 million for the second quarter of 2006, compared to CHF 186 million in the second quarter of 2005, due primarily to lower gains from private equity-related investments not managed as part of Asset Management. Compared to the first quarter of 2006, other (including loan portfolio) revenues increased CHF 145 million, primarily reflecting gains on credit default swaps used to hedge the loan portfolio compared to losses on such credit default swaps in the first quarter.

The following tables present key information of the Investment Banking segment:
				6 months

	2Q 2006	1Q 2006	2Q 2005	2006	2005

Cost/income ratio	70.6%	73.8%	116.4%	72.4%	95.2%

Pre-tax income margin	29.0%	27.2%	(16.3%)	28.0%	5.0%

Compensation/revenue ratio	53.5%	53.5%	57.9%	53.5%	55.5%

Average economic risk capital, in CHF m	15,817	15,871	12,708	15,656	12,005
Pre-tax return on average economic risk capital 1)	35.3%	42.0%	(15.2%)	39.1%	8.7%

Average one-day, 99% VaR, in CHF m	95	72	64	83	65

1) Calculated using a return excluding funding costs for allocated goodwill.

	30.06.06	31.03.06	31.12.05	Change in % from 31.03.06	Change in % from 31.12.05

Total loans, in CHF m	38,190	39,654	34,762	(4)	10

Non-performing loans/total loans	0.5%	0.7%	0.4%	–	–

Impaired loans/total loans	1.0%	1.5%	1.5%	–	–

Private Banking

Private Banking provides comprehensive advice and a broad range of investment products and services tailored to the complex needs of high-net-worth individuals all over the world through its Wealth Management business. In Switzerland, Private Banking provides banking products and services to business and retail clients through its Corporate & Retail Banking business.

Private Banking reported income from continuing operations before taxes of CHF 1,123 million in the second quarter of 2006, an increase of CHF 194 million, or 21%, versus the second quarter of 2005. Private Banking achieved strong net new assets of CHF 16.6 billion, with significant inflows across a broad client base, particularly in Europe and the US. The second quarter 2006 results were mainly driven by improved net revenues, which were CHF 389 million, or 15%, higher compared to the second quarter of 2005, primarily from higher commission and fee income. Operating expenses in the second quarter of 2006 were CHF 172 million, or 11%, higher than in the second quarter of 2005, primarily reflecting ongoing strategic growth initiatives in the Wealth Management business. Compared to the first quarter of 2006, second quarter 2006 results were affected by increasing investor caution, lower average global trading volumes, declining equity markets, a lower US dollar and increased interest rates. The market slowdown and decreased client activity in the second quarter of 2006 led to a decrease in brokerage and other transaction-based revenues compared to the first quarter of 2006. As a result, Private Banking's income from continuing operations before taxes decreased CHF 185 million, or 14%, compared to the strong first quarter of 2006.

In the second quarter of 2006, Private Banking continued to progress with its strategic growth initiatives aimed at leveraging its industry-leading position to realize the potential in the growing private banking sector. Since the beginning of 2005, the Wealth Management business has opened nine new service locations, including six in the Middle East and Asia, consistent with the strategy to strengthen its local presence in these fast-growing markets. Credit Suisse was the first major global financial institution to be awarded a license at the Qatar Financial Centre in Doha, Qatar. In the second quarter of 2006, Private Banking announced the launch of operations in Australia. Additionally, Private Banking continued its development of the European onshore franchise, which has particularly contributed to Wealth Management's increased client base and strong net new asset growth. There has been a net increase of 270 Wealth Management relationship managers since the beginning of 2005, primarily outside Switzerland, to advance and manage its growth in these international locations. These strategic investments in new markets and its European onshore presence are the main drivers of the accelerated growth and are reflected in the cost development of Private Banking.

Private Banking continued its strategic development in product innovation. Since the beginning of 2006, the Wealth Management business has launched more than 500 new product offerings, including many tailor-made solutions, particularly in structured investments. Credit Suisse’s leadership in structured product development was recently recognized by Euromoney , which named Credit Suisse the “Best Provider of Structured Products in Switzerland” in its 2006 Private Banking Awards survey.

In the second quarter of 2006, Private Banking had strong net revenue growth, with net revenues of CHF 2,913 million, an increase of CHF 389 million, or 15%, compared to the second quarter of 2005. Commissions and fees rose CHF 242 million, or 18%, compared to the second quarter of 2005, driven by higher asset-based revenues related to the higher level of assets under management, and increased brokerage volumes and product sales reflecting increased client activity. The increase in net interest income of CHF 126 million, or 14%, compared to the second quarter of 2005, was primarily driven by an increase in the liability margin. There was ongoing pressure on the asset margin, reflecting competitive markets. Interest rate-related assets rose during the second quarter of 2006. Private Banking maintained a strong annualized growth rate in Swiss residential mortgage volumes of 9% during the first six months of 2006. Net interest income also reflected higher dividend income from the equity portfolio, with a corresponding decline in trading revenues.

Provisions for credit losses in the second quarter of 2006 resulted in net releases of CHF 5 million compared to net releases of CHF 28 million in the second quarter of 2005, reflecting the continued favorable credit environment.

Private Banking's total operating expenses were CHF 1,795 million for the second quarter of 2006, an increase of CHF 172 million, or 11%, from the second quarter of 2005. The increase in operating expenses was mainly caused by higher compensation and benefits, which increased CHF 144 million, or 16%, compared to the second quarter of 2005. The increase reflected higher personnel expenses related to the ongoing strategic growth initiatives in the Wealth Management business. In addition, performance-related compensation accruals were higher in line with the better results. Other expenses increased CHF 28 million, or 4%, compared to the second quarter of 2005, driven mainly by higher commission expenses related to the increase in revenues from commissions and fees. Compared to the first quarter of 2006, total operating expenses were flat, with a decrease in Wealth Management compensation and benefits reflecting lower performance-related compensation in line with the lower results, mostly offset by higher other expenses as a result of an increase in provisions for a legal matter and higher marketing costs.

Private Banking reported a pre-tax income margin of 38.6% for the second quarter of 2006, an improvement of 1.8 percentage points compared to the second quarter of 2005, with net revenue growth of 15% compared to an 11% increase in total operating expenses.

As of June 30, 2006, assets under management were CHF 859.1 billion. During the second quarter of 2006, net new assets of CHF 16.6 billion were more than offset by decreases of CHF 40.2 billion related to adverse market and foreign exchange movements.

The following table presents the results of the Private Banking segment:
						6 months

in CHF m	2Q 2006	1Q 2006	2Q 2005	Change in % from 1Q 2006	Change in % from 2Q 2005	2006	2005	Change in % from 2005

Net interest income	1,050	966	924	9	14	2,016	1,846	9

Commissions and fees	1,606	1,807	1,364	(11)	18	3,413	2,767	23
Trading revenues	173	303	168	(43)	3	476	335	42
Other revenues	84	34	68	147	24	118	115	3

Total noninterest revenues	1,863	2,144	1,600	(13)	16	4,007	3,217	25

Net revenues	2,913	3,110	2,524	(6)	15	6,023	5,063	19

Provision for credit losses	(5)	(8)	(28)	(38)	(82)	(13)	(44)	(70)

Compensation and benefits	1,020	1,071	876	(5)	16	2,091	1,782	17
Other expenses	775	739	747	5	4	1,514	1,422	6

Total operating expenses	1,795	1,810	1,623	(1)	11	3,605	3,204	13

Income from continuing operations before taxes	1,123	1,308	929	(14)	21	2,431	1,903	28

The following tables present key information of the Private Banking segment:
				6 months

	2Q 2006	1Q 2006	2Q 2005	2006	2005

Cost/income ratio	61.6%	58.2%	64.3%	59.9%	63.3%

Pre-tax income margin	38.6%	42.1%	36.8%	40.4%	37.6%

Net new assets, in CHF bn	16.6	14.8	8.6	31.4	22.7

Average economic risk capital, in CHF m	4,619	4,778	4,727	4,672	4,694
Pre-tax return on average economic risk capital 1)	99.0%	111.1%	79.8%	105.7%	82.2%

1) Calculated using a return excluding funding costs for allocated goodwill.

	30.06.06	31.03.06	31.12.05	Change in % from 31.03.06	Change in % from 31.12.05

Assets under management, in CHF bn	859.1	882.7	837.6	(2.7)	2.6

Wealth Management

Wealth Management reported income from continuing operations before taxes of CHF 779 million for the second quarter of 2006, up CHF 185 million, or 31%, from the second quarter of 2005. This improvement was driven by strong net revenue growth, which outpaced the increase in operating expenses. Net revenues were CHF 2,034 million in the second quarter of 2006, an increase of CHF 346 million, or 20%, compared to the second quarter of 2005, mainly reflecting higher net interest income and strong commissions and fees from higher assets under management as well as strong brokerage and product issuing fees. Total operating expenses in the second quarter of 2006 of CHF 1,255 million were CHF 177 million, or 16%, higher than in the second quarter of 2005. This increase was largely due to higher compensation and benefits related to strategic growth initiatives. Performance-related compensation accruals increased in line with the improved results. Other operating expenses increased 10%, reflecting higher commission expenses related to the higher revenues from commissions and fees, an increase in provisions for a legal matter and higher marketing costs.

Wealth Management reported a pre-tax income margin in the second quarter of 2006 of 38.3%, 3.1 percentage points above the second quarter of 2005. This improvement was driven by strong revenue growth, which exceeded the growth in operating expenses. During the second quarter of 2006, Wealth Management reported strong net new assets of CHF 16.5 billion, a substantial increase of CHF 8.4 billion compared to the second quarter of 2005, representing an annualized growth rate of 9.0%. The rolling four quarter average net new asset growth rate of 8.6% demonstrates Wealth Management’s strong momentum in asset gathering. Net new assets benefited from significant inflows across a broad client base, particularly in Europe and the US. Gross margin on assets under management increased 2.8 basis points to 112.8 basis points compared to the second quarter of 2005. This was primarily driven by a 2.1 basis point increase in the transaction-based margin, mainly due to higher brokerage and other transaction-based revenues. Gross margin on assets under management decreased 11.8 basis points compared to the strong first quarter of 2006, primarily due to a 9.7 basis point decrease in the transaction-based margin, reflecting increased investor caution.

The following table presents the results of the Wealth Management business:
						6 months

in CHF m	2Q 2006	1Q 2006	2Q 2005	Change in % from 1Q 2006	Change in % from 2Q 2005	2006	2005	Change in % from 2005

Net interest income	517	458	401	13	29	975	812	20

Total noninterest revenues	1,517	1,769	1,287	(14)	18	3,286	2,581	27

Net revenues	2,034	2,227	1,688	(9)	20	4,261	3,393	26

Provision for credit losses	0	0	16	–	(100)	0	19	(100)

Compensation and benefits	702	735	575	(4)	22	1,437	1,164	23
Other expenses	553	529	503	5	10	1,082	973	11

Total operating expenses	1,255	1,264	1,078	(1)	16	2,519	2,137	18

Income from continuing operations before taxes	779	963	594	(19)	31	1,742	1,237	41

The following tables present key information of the Wealth Management business:
				6 months

	2Q 2006	1Q 2006	2Q 2005	2006	2005

Cost/income ratio	61.7%	56.8%	63.9%	59.1%	63.0%

Pre-tax income margin	38.3%	43.2%	35.2%	40.9%	36.5%

Net new assets, in CHF bn	16.5	14.5	8.1	31.0	19.2

Net new asset growth (rolling four quarter average)	8.6%	7.8%	5.1%	–	–

Net new asset growth	9.0%	8.4%	5.4%	8.9%	6.8%

Gross margin on assets under management	112.8 bp	124.6 bp	110.0 bp	118.7 bp	113.5 bp
of which asset-based	71.0 bp	73.1 bp	70.3 bp	72.0 bp	73.9 bp
of which transaction-based	41.8 bp	51.5 bp	39.7 bp	46.7 bp	39.6 bp

Net margin (pre-tax) on assets under management	43.2 bp	53.9 bp	38.7 bp	48.5 bp	41.3 bp

	30.06.06	31.03.06	31.12.05	Change in % from 31.03.06	Change in % from 31.12.05

Assets under management, in CHF bn	714.1	733.7	693.3	(2.7)	3.0

Corporate & Retail Banking

Corporate & Retail Banking reported income from continuing operations before taxes of CHF 344 million for the second quarter of 2006, an increase of CHF 8 million, or 2%, compared to the second quarter of 2005. Net revenues for the second quarter of 2006 were CHF 879 million, an increase of CHF 43 million, or 5%, compared to the second quarter of 2005. This increase was primarily due to higher asset-based commissions and fees, reflecting increased assets under management. Provisions for credit losses in the second quarter of 2006 resulted in net releases of CHF 5 million compared to net releases of CHF 44 million in the second quarter of 2005, reflecting the continued favorable credit environment. Total operating expenses were CHF 540 million, flat compared to the second quarter of 2005, with increased compensation and benefits, mainly related to increased salaries and pension costs, offset by lower other expenses, largely infrastructure-related costs.

In the second quarter of 2006, Corporate & Retail Banking reported a strong pre-tax income margin of 39.1%, a slight decrease of 1.1 percentage points compared to the second quarter of 2005. This decrease was mainly attributable to the lower releases of credit provisions in the second quarter of 2006.

The pre-tax return on average economic risk capital in the second quarter of 2006 was 49.3%, up 6.7 percentage points compared to the second quarter of 2005, indicating excellent profitability for the Corporate & Retail Banking business in a mature market. The increase was mainly driven by the CHF 363 million, or 11%, decrease in the average economic risk capital to CHF 2,798 million in the second quarter of 2006, reflecting the continued improvement in the risk profile of the lending portfolio and the sale of a mortgage portfolio in the amount of CHF 2.7 billion.

The following table presents the results of the Corporate & Retail Banking business:
						6 months

in CHF m	2Q 2006	1Q 2006	2Q 2005	Change in % from 1Q 2006	Change in % from 2Q 2005	2006	2005	Change in % from 2005

Net interest income	533	508	523	5	2	1,041	1,035	1

Total noninterest revenues	346	375	313	(8)	11	721	636	13

Net revenues	879	883	836	0	5	1,762	1,671	5

Provision for credit losses	(5)	(8)	(44)	(38)	(89)	(13)	(63)	(79)

Compensation and benefits	318	336	301	(5)	6	654	619	6
Other expenses	222	210	243	6	(9)	432	448	(4)

Total operating expenses	540	546	544	(1)	(1)	1,086	1,067	2

Income from continuing operations before taxes	344	345	336	0	2	689	667	3

The following tables present key information of the Corporate & Retail Banking business:
				6 months

	2Q 2006	1Q 2006	2Q 2005	2006	2005

Cost/income ratio	61.4%	61.8%	65.1%	61.6%	63.9%

Pre-tax income margin	39.1%	39.1%	40.2%	39.1%	39.9%

Net new assets, in CHF bn	0.1	0.3	0.5	0.4	3.5

Average economic risk capital, in CHF m	2,798	2,858	3,161	2,846	3,176
Pre-tax return on average economic risk capital 1)	49.3%	48.4%	42.6%	48.5%	42.0%

1) Calculated using a return excluding funding costs for allocated goodwill.

	30.06.06	31.03.06	31.12.05	Change in % from 31.03.06	Change in % from 31.12.05

Assets under management, in CHF bn	145.0	149.0	144.3	(2.7)	0.5

Mortgage loans, in CHF bn	65.1	67.2	66.3	(3.1)	(1.8)

Other loans, in CHF bn	31.9	31.7	28.3	0.6	12.7

Non-performing loans/total loans	1.5%	1.6%	1.9%	–	–

Impaired loans/total loans	2.0%	2.2%	2.6%	–	–

Number of branches	215	215	215	0	0

Asset Management

Asset Management combines the discretionary investment management functions of Credit Suisse and offers products across a broad range of investment classes, from equity, fixed income and multi-asset class products to alternative investments such as real estate, hedge funds, private equity and volatility management. Asset Management manages portfolios, mutual funds and other investment vehicles for government, institutional and private clients. Products are offered through both proprietary and third party distribution channels as well as through other channels within Credit Suisse.

Asset Management’s income from continuing operations before taxes was CHF 27 million in the second quarter of 2006, compared to CHF 357 million in the second quarter of 2005. The decrease reflected costs of CHF 152 million associated with the realignment of Asset Management, primarily in the US, and significantly lower private equity and other investment-related gains from the strong second quarter of 2005. Asset Management reported strong net new assets of CHF 15.5 billion in the second quarter of 2006.

The realignment of Asset Management consists of a number of initiatives in line with its previously announced strategy to strengthen the business through repositioning franchises with low profitability, reshaping the product offering, improving investment and sales processes and reducing the overall cost base. As part of the realignment of its US business, Asset Management expects to implement a reduction in US-based headcount from approximately 750 to 450 by the end of 2006. The realignment seeks to put the US business on a solid and sustainable platform for future growth through a change in its investment approach in a number of its traditional asset management strategies. Additionally, the US business will focus on areas for future growth such as enhanced index, quantitative strategies and structured products, and on areas representing current strengths, including alternative investments and core competencies in other equity and fixed income strategies. The realignment of Asset Management, which will result in additional costs in future periods, is expected to build a basis for future, sustainable growth by leveraging existing strengths and optimizing the product portfolio.

The following table presents the results of the Asset Management segment:
						6 months

in CHF m	2Q 2006	1Q 2006	2Q 2005	Change in % from 1Q 2006	Change in % from 2Q 2005	2006	2005	Change in % from 2005

Net interest income	(20)	(19)	(14)	5	43	(39)	(27)	44

Commissions and fees	564	561	498	1	13	1,125	1,022	10
Trading revenues	5	(11)	16	–	(69)	(6)	23	–
Other revenues	126	225	282	(44)	(55)	351	378	(7)

Total noninterest revenues	695	775	796	(10)	(13)	1,470	1,423	3

Net revenues	675	756	782	(11)	(14)	1,431	1,396	3

Provision for credit losses	(1)	2	0	–	–	1	0	–

Compensation and benefits	255	261	217	(2)	18	516	442	17
Other expenses	394	259	208	52	89	653	389	68
of which commission expenses	74	84	79	(12)	(6)	158	142	11

Total operating expenses	649	520	425	25	53	1,169	831	41

Income from continuing operations before taxes	27	234	357	(88)	(92)	261	565	(54)

As part of a strategy to develop untapped opportunities in the alternative investment markets, in the second quarter of 2006, Credit Suisse and General Electric announced their intention to form a USD 1 billion joint venture to invest in global infrastructure assets. Each party plans to commit USD 500 million to the joint venture, which intends to invest in energy and transportation infrastructure worldwide. The market opportunity is estimated at USD 500 billion in developed markets and USD 1 trillion in emerging markets over the next five years.

The following table presents the revenue details of the Asset Management segment:
						6 months

in CHF m	2Q 2006	1Q 2006	2Q 2005	Change in % from 1Q 2006	Change in % from 2Q 2005	2006	2005	Change in % from 2005

Asset management revenues	503	494	476	2	6	997	948	5
Private equity commissions and fees	57	56	40	2	43	113	97	16

Net revenues before private equity and other investment-related gains	560	550	516	2	9	1,110	1,045	6

Private equity and other investment-related gains	115	206	266	(44)	(57)	321	351	(9)

Net revenues	675	756	782	(11)	(14)	1,431	1,396	3

Second quarter 2006 net revenues were CHF 675 million, a decrease of CHF 107 million, or 14%, from the second quarter of 2005, which included significant private equity gains. Asset management revenues, which consist primarily of fees from asset management and fund administration services provided to clients, were CHF 503 million, an increase of CHF 27 million, or 6%, compared to the second quarter of 2005, reflecting the growth in assets under management, primarily in money market products and, to a lesser extent, in alternative investments. Private equity commissions and fees, which include private equity fund management fees, were CHF 57 million, an increase of 17 million, or 43%, compared to the second quarter of 2005. Asset Management recorded private equity and other investment-related gains of CHF 115 million in the second quarter of 2006, a decrease of CHF 151 million, or 57%, from the second quarter of 2005, due to the significant level of private equity gains in the second quarter of 2005. Private equity and other investment-related gains decreased CHF 91 million, or 44%, compared to the first quarter of 2006, which was positively impacted by a CHF 85 million gain arising from the sale of assets in an emerging market investment fund.

The following tables present key information of the Asset Management segment:
				6 months

	2Q 2006	1Q 2006	2Q 2005	2006	2005

Cost/income ratio	96.1%	68.8%	54.3%	81.7%	59.5%

Pre-tax income margin	4.0%	31.0%	45.7%	18.2%	40.5%

Net new assets, in CHF bn	15.5	17.0	11.4	32.5	15.3
of which private equity	2.6	2.4	1.7	5.0	1.8
of which advisory assets	0.4	1.0	(0.1)	1.4	1.0

Gross margin on assets under management	44.0 bp	49.8 bp	62.8 bp	46.9 bp	57.6 bp
Net margin (pre-tax) on assets under management	1.7 bp	15.4 bp	28.7 bp	8.5 bp	23.3 bp

Average economic risk capital, in CHF m	1,416	1,345	1,046	1,386	989
Pre-tax return on average economic risk capital 1)	15.4%	77.7%	143.7%	45.6%	122.1%

1) Calculated using a return excluding funding costs for allocated goodwill.

in CHF bn	30.06.06	31.03.06	31.12.05	Change in % from 31.03.06	Change in % from 31.12.05

Assets under management	615.2	619.6	589.4	(0.7)	4.4

Private equity investments	1.9	2.0	1.4	(5.0)	35.7

Total operating expenses were CHF 649 million, an increase of CHF 224 million, or 53%, compared to the second quarter of 2005, primarily reflecting realignment costs. Costs associated with the realignment were CHF 152 million in the second quarter of 2006, including a CHF 127 million write-down of intangible assets from prior acquisitions, severance costs, of CHF 11 million, and professional fees. Compensation and benefits were CHF 255 million, an increase of CHF 38 million, or 18%, compared to the second quarter of 2005, reflecting ongoing efforts to hire investment talent and the realignment. Other expenses were CHF 394 million in the second quarter of 2006, an increase of CHF 186 million, or 89%, compared to the second quarter of 2005. Excluding the realignment costs, other expenses increased CHF 45 million, or 22%, primarily due to higher occupancy costs, legal provisions, IT and marketing costs.

Pre-tax income margin for the second quarter of 2006 was 4.0%, down 41.7 percentage points compared to the second quarter of 2005, reflecting the 14% decrease in net revenues and the 53% increase in operating expenses.

The following table presents total assets under management of the Asset Management segment by asset class:
in CHF bn	30.06.06	31.03.06	31.12.05	Change in % from 31.03.06	Change in % from 31.12.05

Money market	78.2	71.4	64.1	9.5	22.0
Fixed income	113.8	116.5	110.0	(2.3)	3.5
Balanced	251.1	255.6	254.6	(1.8)	(1.4)
Equities	46.1	51.8	47.7	(11.0)	(3.4)
Alternative 1)	126.0	124.3	113.0	1.4	11.5
of which private equity	29.2	28.1	25.5	3.9	14.5
Total assets under management	615.2	619.6	589.4	(0.7)	4.4

of which discretionary assets	526.1	527.9	500.3	(0.3)	5.2
of which advisory assets	89.1	91.7	89.1	(2.8)	0.0
1) Alternative include private equity, funds of hedge funds, real estate and indexed products.

Gross margin on assets under management amounted to 44.0 basis points in the second quarter of 2006, down 18.8 basis points from 62.8 basis points in the second quarter of 2005, with increases in asset management revenues and private equity commissions and fees offset by a decline in private equity and other investment-related gains, reflecting the strong gains recorded in the second quarter of 2005.

Pre-tax return on average economic risk capital was 15.4% in the second quarter of 2006 compared to 143.7% in the second quarter of 2005.

Net new assets were CHF 15.5 billion in the second quarter of 2006, primarily reflecting inflows in the US. Total assets under management decreased slightly from CHF 619.6 billion as of March 31, 2006, to CHF 615.2 billion as of June 30, 2006, reflecting adverse market and foreign exchange-related movements of CHF 19.9 billion, offset in part by net new assets.

Assets under management

Assets under management
Assets under management comprise assets which are placed with Group entities for investment purposes and include discretionary and advisory counterparty assets.

Discretionary assets are assets for which the customer fully transfers the discretionary power to a Group entity with a management mandate. Advisory assets include assets placed with the Group where the client is provided access to investment advice but retains discretion over investment decisions.

As of June 30, 2006, the Group’s assets under management amounted to CHF 1,370.9 billion, a decrease of CHF 25.7 billion, or 1.8%, compared to March 31, 2006. Private Banking assets under management decreased CHF 23.6 billion in the second quarter of 2006, while assets under management in Asset Management decreased CHF 4.4 billion. Adverse market developments during the second quarter of 2006 and a decline in the value of the US dollar more than offset favorable net new asset growth in both Private Banking and Asset Management.

The following table sets forth information on assets under management:
in CHF bn	30.06.06	31.03.06	31.12.05	Change in % from 31.03.06	Change in % from 31.12.05

Investment Banking	13.2	14.3	14.5	(7.7)	(9.0)
Private Banking	859.1	882.7	837.6	(2.7)	2.6
Asset Management	615.2	619.6	589.4	(0.7)	4.4
Less assets managed on behalf of other segments	(116.6)	(120.0)	(107.6)	(2.8)	8.4

Credit Suisse Group 1)	1,370.9	1,396.6	1,333.9	(1.8)	2.8

of which discretionary	614.2	616.0	592.1	(0.3)	3.7
of which advisory	756.7	780.6	741.8	(3.1)	2.0

1) Excludes CHF 157.4 billion, CHF 159.8 billion and CHF 153.3 billion as of June 30, 2006, March 31, 2006 and December 31, 2005, respectively, of assets managed by Winterthur. In June 2006, the Group announced a definitive agreement for the sale of Winterthur. For further details, see "Notes to the condensed consolidated financial statements - unaudited - Discontinued operations."

Net new assets
Net new assets include individual cash and securities transactions and new or repaid loans. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not considered as they do not reflect success in acquiring assets under management. Changes due to currency and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.

Net new assets were CHF 30.1 billion in the second quarter of 2006, an increase of CHF 2.7 billion compared to the first quarter of 2006. Strong inflows in the US and Europe contributed to the net new assets in Private Banking. The Asset Management segment reported net new assets of CHF 15.5 billion, mainly in US-based money market products, alternative investments and multi-asset class solution products.

The following table sets forth information on net new assets:
				6 months

in CHF bn	2Q 2006	1Q 2006	2Q 2005	2006	2005

Investment Banking	(0.1)	0.2	(1.5)	0.1	(2.0)
Private Banking	16.6	14.8	8.6	31.4	22.7
Asset Management	15.5	17.0	11.4	32.5	15.3
Less net new assets managed on behalf of other segments	(1.9)	(4.6)	(2.6)	(6.5)	(7.3)

Credit Suisse Group 1)	30.1	27.4	15.9	57.5	28.7

1) Excludes CHF 0.1 billion, CHF 3.7 billion, CHF 0.3 billion, CHF 3.8 billion and CHF 3.1 billion for 2Q 2006, 1Q 2006, 2Q 2005, six months 2006 and six months 2005, respectively, of net new assets managed by Winterthur. In June 2006, the Group announced a definitive agreement for the sale of Winterthur. For further details, see “Notes to the condensed consolidated financial statements – unaudited - Discontinued operations."

Client assets
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

The following table sets forth information on client assets:
in CHF bn	30.06.06	31.03.06	31.12.05	Change in % from 31.03.06	Change in % from 31.12.05

Investment Banking	70.2	73.6	69.6	(4.6)	0.9
Private Banking	975.6	1,000.4	951.9	(2.5)	2.5
Asset Management	621.2	626.1	596.0	(0.8)	4.2
Less client assets managed on behalf of other segments	(116.6)	(120.0)	(107.6)	(2.8)	8.4

Credit Suisse Group 1)	1,550.4	1,580.1	1,509.9	(1.9)	2.7

1) Excludes CHF 157.4 billion, CHF 159.8 billion and CHF 153.3 billion as of June 30, 2006, March 31, 2006 and December 31, 2005, respectively, of client assets held by Winterthur. In June 2006, the Group announced a definitive agreement for the sale of Winterthur. For further details, see “Notes to the condensed consolidated financial statements – unaudited - Discontinued operations.”

Capital

Credit Suisse Group
The Group’s consolidated BIS tier 1 ratio was 10.6% as of June 30, 2006, a decrease from 10.8% as of March 31, 2006. The Group continued the share buyback program approved at the Annual General Meeting in 2005, repurchasing 51.4 million common shares in the amount of CHF 3.1 billion since the initiation of the program through June 30, 2006. In the second quarter of 2006, 17.3 million common shares in the amount of CHF 1.2 billion were repurchased. Risk-weighted assets decreased compared to the first quarter of 2006, primarily reflecting a decrease in capital requirements for mortgages and a decrease in other lending activities partially offset by an increase in market risk equivalents. Tier 1 capital decreased CHF 760 million from March 31, 2006 as the contribution of second quarter net income was offset by dividend accruals, the deduction for shares repurchased through the Group’s share buyback program and the weakening of the US dollar against the Swiss franc. The Group’s shareholders’ equity decreased from CHF 42.6 billion as of March 31, 2006 to CHF 38.9 billion as of June 30, 2006, primarily due to the payment of dividends, the deduction for shares repurchased through the Group’s share buyback program and the weakening of the US dollar against the Swiss franc, partially offset by the contribution of second quarter net income.

Credit Suisse
Credit Suisse’s consolidated BIS tier 1 ratio remained stable at 9.4% as of June 30, 2006 compared to March, 31, 2006. Risk-weighted assets decreased compared to the first quarter of 2006, primarily reflecting a decrease in capital requirements for mortgages and a decrease in other lending activities which was partially offset by an increase in market risk equivalents. Tier 1 capital decreased CHF 489 million from March 31, 2006 as the contribution of second quarter net income was more than offset by dividend accruals and the weakening of the US dollar against the Swiss franc. The shareholder’s equity of Credit Suisse decreased from CHF 25.6 billion as of March 31, 2006 to CHF 22.5 billion as of June 30, 2006, primarily due to the transfer of treasury shares from Credit Suisse Group to Credit Suisse to allow the settlement of share-based compensation obligations.

The following table sets forth details of BIS data (risk-weighted assets, capital and ratios):
	Credit Suisse Group			Credit Suisse

in CHF m, except where indicated	30.06.06	31.03.06	31.12.05	30.06.06	31.03.06	31.12.05

Risk-weighted positions	228,079	233,649	218,899	209,732	217,215	200,904
Market risk equivalents	16,852	14,467	13,992	16,011	13,287	12,499

Risk-weighted assets	244,931	248,116	232,891	225,743	230,502	213,403

Total shareholders' equity	38,882	42,630	42,118	22,506	25,638	25,788
Reconciliation to tier 1 capital:
Non-cumulative perpetual preferred securities	2,142	2,179	2,170	1,035	1,049	1,044
Investment in insurance entities	(3,782)	(4,056)	(4,179)	(12)	(12)	(12)
Adjustments for goodwill, minority interests, disallowed unrealized gains on fair value measurement, own shares and dividend accruals	(11,224)	(13,975)	(13,761)	(2,282)	(4,939)	(6,257)

Tier 1 capital	26,018	26,778	26,348	21,247	21,736	20,563

Tier 1 ratio	10.6%	10.8%	11.3%	9.4%	9.4%	9.6%
Total capital	32,752	33,609	31,918	32,174	32,041	29,815
Total capital ratio	13.4%	13.5%	13.7%	14.3%	13.9%	14.0%

The Swiss Federal Banking Commission (EBK) has advised that Credit Suisse Group and Credit Suisse may continue to include as tier 1 capital CHF 2.1 billion and CHF 6.2 billion, respectively, as of June 30, 2006 (March 31, 2006: CHF 2.2 billion and CHF 6.5 billion, respectively and December 31, 2005: CHF 2.2 billion and CHF 6.5 billion, respectively) of equity from special purpose entities that are deconsolidated under FIN 46R.

Risk management

Credit Suisse Group’s overall position risk, measured on the basis of Economic Risk Capital (ERC), decreased 7% in the second quarter of 2006 compared with the first quarter of 2006. Average Value-at-Risk (VaR) for the Group’s trading books increased 30% during the second quarter of 2006 to CHF 95 million, mainly due to higher market volatility and an increase in equity positions. The loan portfolios across the Group continued to benefit from a favorable credit environment, resulting in provisions for credit losses of CHF 10 million for the Group in the second quarter of 2006.

Economic Risk Capital trends
The Group assesses risk and economic capital adequacy using its ERC model. ERC is designed to measure all quantifiable risks associated with the Group’s activities on a consistent and comprehensive basis. The Group assigns ERC for position risk, operational risk and expense risk. Position risk measures the potential annual economic loss associated with market, credit and insurance exposures that is exceeded with a given, small probability (1% for risk management purposes, 0.03% for capital management purposes). It is not a measure of the potential impact on reported earnings, as non-trading activities generally are not marked to market through earnings.

In the second quarter of 2006, the Group’s one-year, 99% position risk ERC, excluding Winterthur, decreased 7% compared to the first quarter of 2006, mainly due to lower Swiss corporate and retail and international lending ERC.

The following table sets forth the Group's risk profile, using ERC as the common risk measure:			1)

in CHF m	30.06.06	Change in % from 31.03.06	Change analysis: brief summary 30.06.06 vs 31.03.06

Interest rate ERC, Credit spread ERC & Foreign exchange rate ERC	3,061	(4%)	Lower interest rate and foreign exchange exposures at Investment Banking.
Equity investment ERC	2,222	(2%)	Lower investment at Corporate Center.
Swiss corporate and retail lending ERC	2,138	(8%)	Lower exposures at Private Banking.
International lending ERC & Counterparty ERC	2,514	(23%)	Lower syndication exposures at Investment Banking.
Emerging markets ERC	1,556	5%	Higher exposures at Investment Banking partially offset by foreign exchange movements.
Real estate ERC & Structured asset ERC 2)	3,283	0%
Insurance ERC	62	19%	Higher due to increased life insurance exposures at Investment Banking.
Simple sum across risk categories	14,836	(6%)

Diversification benefit	(4,318)	(6%)

Total Position Risk ERC - Group	10,518	(7%)

One-year, 99% position risk ERC, excluding foreign exchange translation risk. For an assessment of the total risk profile, operational risk ERC and business risk ERC must be considered. For a more detailed description of the Group’s ERC model, please refer to Credit Suisse Group's Annual Report 2005, which is available on the website: www.credit-suisse.com/annualreport2005. Prior period balances have been restated for methodology changes in order to maintain consistency over time.
1) Excluding Winterthur's position risks.
2) This category comprises the commercial and residential real estate and asset-backed securities exposure of the Investment Banking segment, real estate acquired at auction and real estate for own use in Switzerland.

The following table sets forth the trading-related market risk exposure for Credit Suisse Group and Investment Banking, as measured by scaled one-day, 99% VaR:
	2Q 2006						1Q 2006						2Q 2005

in CHF m	Minimum		Maximum		Average	30.06.06	Minimum		Maximum		Average	31.03.06	Minimum		Maximum		Average	30.06.05

Credit Suisse Group 1)
Interest rate & credit spread	49		79		67	58	43		82		62	72	44		74		62	44
Foreign exchange rate	10		38		19	14	11		26		16	16	8		21		13	8
Equity	51		90		65	62	46		64		53	60	31		47		38	45
Commodity	6		13		8	9	7		20		11	7	1		10		3	10
Diversification benefit	–	2)	–	2)	(64)	(52)	–	2)	–	2)	(69)	(63)	–	2)	–	2)	(51)	(51)

Total	75		124		95	91	59		93		73	92	52		77		65	56

Investment Banking
Interest rate & credit spread	49		79		67	58	43		77		60	72	44		73		62	44
Foreign exchange rate	10		38		19	15	11		26		16	17	8		21		12	9
Equity	51		90		65	62	46		64		53	60	31		47		38	45
Commodity	6		13		8	9	7		20		11	7	1		6		2	6
Diversification benefit	–	2)	–	2)	(64)	(53)	–	2)	–	2)	(68)	(64)	–	2)	–	2)	(50)	(47)

Total	75		125		95	91	56		93		72	92	52		77		64	57

Represents 10-day VaR scaled to a one-day holding period.
1) The VaR estimates for Credit Suisse Group are performed on a monthly basis and the VaR statistics for Credit Suisse Group therefore refer to monthly numbers.
2) As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Trading risks
The Group primarily assumes trading risks through the trading activities of the Investment Banking segment. The other segments also engage in trading activities, but to a much lesser extent. Trading risks are measured using Value-at-Risk (VaR) as one of a range of risk measurement tools. VaR is the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon and for a specified confidence level. In order to show the aggregate market risk in the Group’s trading books, the table above shows the trading-related market risk on a consolidated basis, as measured by a ten-day VaR scaled to a one-day holding period and based on a 99% confidence level. This means that there is a one in 100 chance of incurring a daily mark-to-market trading loss that is at least as large as the reported VaR.

The backtesting chart previously disclosed has been replaced with a daily VaR trend chart, and the trading revenue histogram has been modified to show the distribution of daily trading revenue for the second quarters of 2006 and 2005.

Credit Suisse Group’s average one-day, 99% VaR in the second quarter of 2006 was CHF 95 million, compared to CHF 73 million during the first quarter of 2006. This was mainly due to an increase in equity exposure during the early part of the quarter, and higher market volatility. The equity exposure was subsequently reduced toward the end of the second quarter.

Various techniques are used to assess the accuracy of the VaR model, including backtesting. Daily backtesting profit and loss is compared with the daily VaR estimate, which is calculated using a one-day holding period. Backtesting profit and loss is a subset of actual trading revenue and includes only the profit and loss effects due to movements in financial market variables such as interest rates, equity prices and foreign exchange rates on the previous night’s positions. On average, an accurate one-day, 99% VaR model should have no more than four backtesting exceptions per year. A backtesting exception occurs when the daily loss exceeds the daily VaR estimate.

Credit Suisse Group had four backtesting exceptions during the second quarter of 2006 after a period of two years with no exceptions. These exceptions were primarily driven by equity and foreign exchange market volatility during the second quarter of 2006, where market volatility was significantly greater than the volatility within the trailing two year period of historic data used in the VaR model at that point in time. The recent market volatility is now included in the historic data used in the VaR model and the VaR model is subject to continuous assessment and evaluation to ensure it remains accurate given current market conditions and positions. The histogram entitled “Credit Suisse Group trading revenue” reflects the distribution of daily actual trading revenues (which includes the profit and loss associated with any trading positions as well as the fees, commissions and provisions related to trading activities) during the second quarters of 2006 and 2005. The width of this distribution provides another indication of the day-to-day risk in our trading activities.

Loan exposure
The Group’s total loan exposure declined 8% to CHF 198 billion as of June 30, 2006, compared to March 31, 2006, driven by the reclassification of Winterthur's loan exposure to “Assets of discontinued operations held-for-sale.” Excluding Winterthur's loan exposure, the decrease was 1% due to reductions in the Investment Banking and Private Banking segments. The reduction in the Private Banking segment resulted from the sale of a consumer mortgage portfolio partially offset by growth in Swiss residential mortgage volumes.

Compared to March 31, 2006, the Group’s total non-performing loans declined 12% and total impaired loans declined 17% as of June 30, 2006. Both the Private Banking and the Investment Banking segment reported further reductions in total non-performing loans and total impaired loans during the second quarter, reflecting the continued favorable credit cycle.

In the second quarter of 2006, the Group recorded net new provisions for credit losses of CHF 10 million, compared to a net release of CHF 61 million in the first quarter of 2006. The additions, releases and recoveries included in determining the allowance for loan losses are presented in the following tables.

Coverage of total impaired loans by valuation allowances at the Group remained stable at 68% as of June 30, 2006. Coverage of total non-performing loans and total impaired loans improved in the Investment Banking segment and declined in the Private Banking segment.

The following table sets forth the gross loan exposure for the Group and its primary lending segments:
	Investment Banking			Private Banking			Credit Suisse Group

in CHF m	30.06.06	31.03.06	31.12.05	30.06.06	31.03.06	31.12.05	30.06.06	31.03.06	31.12.05

Consumer loans:
Mortgages	0	0	0	74,674	76,348	75,122	74,674	82,203	80,779
Loans collateralized by securities	0	0	0	15,809	17,094	17,203	15,809	17,097	17,207
Other	749	969	816	3,685	3,182	2,960	4,434	4,151	3,787

Consumer loans	749	969	816	94,168	96,624	95,285	94,917	103,451	101,773

Corporate loans:
Real estate	493	434	508	25,290	24,896	24,728	25,783	26,610	26,597
Commercial & industrial loans	20,520	19,592	16,204	39,796	40,504	37,747	60,408	61,888	55,295
Loans to financial institutions	16,113	18,344	16,979	675	543	615	16,788	21,189	19,794
Governments and public institutions	749	826	784	1,348	1,375	1,380	2,097	4,368	4,389

Corporate loans	37,875	39,196	34,475	67,109	67,318	64,470	105,076	114,055	106,075

Loans, gross	38,624	40,165	35,291	161,277	163,942	159,755	199,993	217,506	207,848

(Unearned income)/deferred expenses, net	(58)	(69)	(64)	95	104	118	37	44	64
Allowance for loan losses	(376)	(442)	(465)	(1,359)	(1,561)	(1,726)	(1,736)	(2,054)	(2,241)

Total loans, net	38,190	39,654	34,762	160,013	162,485	158,147	198,294	215,496	205,671

This disclosure presents the lending exposure of the Group from a risk management perspective. This presentation differs from other disclosures in this document.

The following table sets forth the impaired loan portfolio for the Group and its primary lending segments:
	Investment Banking			Private Banking			Credit Suisse Group

in CHF m	30.06.06	31.03.06	31.12.05	30.06.06	31.03.06	31.12.05	30.06.06	31.03.06	31.12.05

Non-performing loans	198	279	143	993	1,007	1,157	1,192	1,296	1,323
Non-interest earning loans	10	10	11	604	735	830	614	748	845

Total non-performing loans	208	289	154	1,597	1,742	1,987	1,806	2,044	2,168

Restructured loans	14	15	55	7	2	21	21	18	77
Potential problem loans	160	277	303	574	689	726	733	1,004	1,074

Total other impaired loans	174	292	358	581	691	747	754	1,022	1,151

Total impaired loans, gross	382	581	512	2,178	2,433	2,734	2,560	3,066	3,319

Valuation allowances as % of
Total non-performing loans	181%	153%	302%	85%	90%	87%	96%	100%	103%
Total impaired loans	98%	76%	91%	62%	64%	63%	68%	67%	68%

The following table sets forth the movements in the allowance for loan losses for the Group and its primary lending segments:
	Investment Banking			Private Banking			Credit Suisse Group

in CHF m	2Q 2006	1Q 2006	2Q 2005	2Q 2006	1Q 2006	2Q 2005	2Q 2006	1Q 2006	2Q 2005

Balance beginning of period	442	465	549	1,561	1,726	2,239	2,054	2,241	2,851

Discontinued operations	0	0	0	0	0	0	(48)	0	0

Net additions charged to income statement	6	(47)	5	(4)	(5)	(32)	2	(49)	(25)

Gross write-offs	(78)	(15)	(58)	(199)	(170)	(116)	(278)	(189)	(182)
Recoveries	15	34	6	6	8	11	21	42	17

Net write-offs	(63)	19	(52)	(193)	(162)	(104)	(257)	(147)	(165)

Allowances acquired/(deconsolidated) and provisions for interest	18	9	23	2	2	2	20	11	25
Foreign currency translation impact and other adjustments, net	(27)	(4)	37	(7)	0	8	(35)	(2)	47

Balance end of period	376	442	562	1,359	1,561	2,112	1,736	2,054	2,733

Provision for credit losses disclosed in the Credit Suisse Group unaudited condensed consolidated statements of income also includes provisions for lending-related exposure of CHF 8 million, CHF -12 million and CHF -5 million for 2Q 2006, 1Q 2006 and 2Q 2005, respectively.
Prior periods have not been adjusted for discontinued operations.

Condensed consolidated financial statements Consolidated statements of income (unaudited)
						6 months

in CHF m	2Q 2006	1Q 2006	2Q 2005	Change in % from 1Q 2006	Change in % from 2Q 2005	2006	2005	Change in % from 2005

Interest and dividend income	13,110	11,317	8,889	16	47	24,427	16,496	48
Interest expense	(11,244)	(9,651)	(6,794)	17	65	(20,895)	(12,511)	67

Net interest income	1,866	1,666	2,095	12	(11)	3,532	3,985	(11)

Commissions and fees	4,425	4,234	3,402	5	30	8,659	6,586	31
Trading revenues	1,371	3,408	643	(60)	113	4,779	2,325	106
Other revenues	1,126	1,617	1,277	(30)	(12)	2,743	1,904	44

Total noninterest revenues	6,922	9,259	5,322	(25)	30	16,181	10,815	50

Net revenues	8,788	10,925	7,417	(20)	18	19,713	14,800	33

Provision for credit losses	10	(61)	(30)	–	–	(51)	(64)	(20)

Compensation and benefits	3,697	4,473	3,099	(17)	19	8,170	6,395	28
Other expenses	1,903	2,165	2,945	(12)	(35)	4,068	4,665	(13)

Total operating expenses	5,600	6,638	6,044	(16)	(7)	12,238	11,060	11

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	3,178	4,348	1,403	(27)	127	7,526	3,804	98

Income tax expense	502	715	28	(30)	–	1,217	523	133
Minority interests	804	1,291	692	(38)	16	2,095	968	116

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	1,872	2,342	683	(20)	174	4,214	2,313	82

Income from discontinued operations, net of tax	286	286	236	0	21	572	502	14
Extraordinary items, net of tax	0	(24)	0	(100)	–	(24)	0	–
Cumulative effect of accounting changes, net of tax	0	0	0	–	–	0	14	(100)

Net income	2,158	2,604	919	(17)	135	4,762	2,829	68

				6 months

	2Q 2006	1Q 2006	2Q 2005	2006	2005

Basic earnings per share, in CHF
Income from continuing operations before cumulative effect of accounting changes	1.68	2.08	0.61	3.76	2.04
Income from discontinued operations, net of tax	0.26	0.25	0.21	0.51	0.44
Extraordinary items, net of tax	0.00	(0.02)	0.00	(0.02)	0.00
Cumulative effect of accounting changes, net of tax	0.00	0.00	0.00	0.00	0.01

Net income available for common shares	1.94	2.31	0.82	4.25	2.49

Diluted earnings per share, in CHF
Income from continuing operations before cumulative effect of accounting changes	1.61	1.99	0.59	3.60	1.98
Income from discontinued operations, net of tax	0.25	0.24	0.20	0.49	0.42
Extraordinary items, net of tax	0.00	(0.02)	0.00	(0.02)	0.00
Cumulative effect of accounting changes, net of tax	0.00	0.00	0.00	0.00	0.01

Net income available for common shares	1.86	2.21	0.79	4.07	2.41

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (unaudited)
in CHF m	30.06.06	31.03.06	31.12.05	Change in % from 31.03.06	Change in % from 31.12.05

Assets
Cash and due from banks	32,879	34,789	27,577	(5)	19
Interest-bearing deposits with banks	6,103	6,722	6,143	(9)	(1)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	328,155	344,475	352,281	(5)	(7)
Securities received as collateral	29,875	30,377	23,950	(2)	25
Trading assets (of which CHF 152,589 m, CHF 153,512 m and CHF 151,793 m encumbered)	439,119	460,847	435,250	(5)	1
Investment securities (of which CHF 102 m, CHF 2,371 m and CHF 2,456 m encumbered)	21,737	120,931	121,565	(82)	(82)
Other investments	19,405	28,474	20,736	(32)	(6)
Loans, net of allowance for loan losses of CHF 1,736 m, CHF 2,054 m and CHF 2,241 m	198,294	215,496	205,671	(8)	(4)
Premises and equipment	5,706	7,430	7,427	(23)	(23)
Goodwill	10,977	12,830	12,932	(14)	(15)
Other intangible assets	521	3,419	3,091	(85)	(83)
Assets of discontinued operations held-for-sale	174,991	1,542	1,378	–	–
Other assets (of which CHF 28,955 m, CHF 29,418 m and CHF 4,860 m encumbered)	136,800	166,289	121,051	(18)	13

Total assets	1,404,562	1,433,621	1,339,052	(2)	5

Liabilities and shareholders' equity
Deposits	377,344	383,361	364,238	(2)	4
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	282,701	302,780	309,803	(7)	(9)
Obligation to return securities received as collateral	29,875	30,377	23,950	(2)	25
Trading liabilities	212,465	219,523	194,225	(3)	9
Short-term borrowings (of which CHF 2,586 m reported at fair value as of June 30, 2006)	21,779	20,981	19,472	4	12
Provisions from the insurance business	0	152,164	145,039	(100)	(100)
Long-term debt (of which CHF 42,906 m reported at fair value as of June 30, 2006)	142,737	141,509	132,975	1	7
Liabilities of discontinued operations held-for-sale	168,058	1,690	1,330	–	–
Other liabilities	115,995	122,536	98,055	(5)	18
Minority interests	14,726	16,070	7,847	(8)	88

Total liabilities	1,365,680	1,390,991	1,296,934	(2)	5

Common shares	624	624	624	0	0
Additional paid-in capital	24,553	24,716	24,639	(1)	0
Retained earnings	27,080	27,248	24,584	(1)	10
Treasury shares, at cost	(9,018)	(7,349)	(5,823)	23	55
Accumulated other comprehensive income/(loss)	(4,357)	(2,609)	(1,906)	67	129

Total shareholders' equity	38,882	42,630	42,118	(9)	(8)

Total liabilities and shareholders' equity	1,404,562	1,433,621	1,339,052	(2)	5

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in shareholders’ equity (unaudited)
6 months, in CHF m, except common shares outstanding	Common shares outstanding		Common shares	Additional paid-in capital	Retained earnings	Common shares in treasury at cost	Accumulated other com- prehensive income/(loss)	Total

Balance January 1, 2005	1,110,819,481		607	23,435	20,501	(4,547)	(3,723)	36,273

Net income					2,829			2,829
Other comprehensive income, net of tax							1,597	1,597
Issuance of common shares	171,374			4				4
Issuance of treasury shares	126,130,381			9		6,318		6,327
Repurchase of treasury shares	(158,120,421)					(7,932)		(7,932)
Share-based compensation	17,801,944			(273)		1,096		823
Cash dividends paid					(1,767)			(1,767)
Balance June 30, 2005	1,096,802,759		607	23,175	21,563	(5,065)	(2,126)	38,154

Balance January 1, 2006	1,125,360,183	1)	624	24,639	24,584	(5,823)	(1,906)	42,118

Net income					4,762			4,762
Cumulative effect of accounting changes, net of tax					60			60
Other comprehensive income, net of tax							(2,451)	(2,451)
Issuance of common shares	141,332			6				6
Issuance of treasury shares	137,703,573			(31)		9,768		9,737
Repurchase of treasury shares	(191,632,093)	2)				(13,621)		(13,621)
Share-based compensation	16,047,551			(61)		658		597
Cash dividends paid					(2,326)			(2,326)

Balance June 30, 2006	1,087,620,546	3)	624	24,553	27,080	(9,018)	(4,357)	38,882

1) At par value CHF 0.50 each, fully paid, net of 122,391,983 treasury shares. In addition to the treasury shares, a maximum of 217,698,047 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.
2) Includes 25,237,800 shares repurchased in connection with Credit Suisse Group's share buyback program.
3) At par value CHF 0.50 each, fully paid, net of 160,272,952 treasury shares, of which 34,000,000 shares have been approved at the Annual General Meeting on April 28, 2006, for cancellation which will take place in the third quarter of 2006. In addition to the remaining treasury shares of 126,272,952, a maximum of 199,550,791 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Comprehensive income (unaudited)
				6 months

in CHF m	2Q 2006	1Q 2006	2Q 2005	2006	2005

Net income	2,158	2,604	919	4,762	2,829
Other comprehensive income/(loss)	(1,748)	(703)	1,089	(2,451)	1,597

Comprehensive income	410	1,901	2,008	2,311	4,426

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
	6 months

in CHF m	2006	2005

Operating activities of continuing operations
Net income	4,762	2,829
(Income)/loss from discontinued operations, net of tax	(572)	(502)

Income from continuing operations	4,190	2,327

Adjustments to reconcile net income to net cash provided by/(used in) operating activities of continuing operations
Impairment, depreciation and amortization	564	434
Provision for credit losses	(51)	(64)
Deferred tax provision	321	(369)
Share of net income from equity method investments	35	(184)
Cumulative effect of accounting changes, net of tax	0	(14)
Trading assets and liabilities	(15,862)	(14,118)
(Increase)/decrease in accrued interest, fees receivable and other assets	(27,109)	(20,663)
Increase/(decrease) in accrued expenses and other liabilities	17,014	3,582
Other, net	(1,042)	(734)

Total adjustments	(26,130)	(32,130)

Net cash provided by/(used in) operating activities of continuing operations	(21,940)	(29,803)

Investing activities of continuing operations
(Increase)/decrease in interest-bearing deposits with banks	(398)	(586)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	2,712	(22,239)
Purchase of investment securities	(1,885)	(4,047)
Proceeds from sale of investment securities	723	96
Maturities of investment securities	4,331	4,017
Investments in subsidiaries and other investments	(3,421)	(899)
Proceeds from sale of other investments	1,338	721
(Increase)/decrease in loans	(11,914)	(9,607)
Proceeds from sales of loans	1,439	865
Capital expenditures for premises and equipment and other intangible assets	(814)	(387)
Proceeds from sale of premises and equipment and other intangible assets	19	44
Other, net	300	(20)

Net cash provided by/(used in) investing activities of continuing operations	(7,570)	(32,042)

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows – continued (unaudited)
	6 months

in CHF m	2006	2005

Financing activities of continuing operations
Increase/(decrease) in deposits	27,154	39,056
Increase/(decrease) in short-term borrowings	3,498	(65)
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(8,475)	23,412
Issuances of long-term debt	52,805	21,370
Repayments of long-term debt	(31,277)	(13,609)
Issuances of common shares	6	4
Issuances of treasury shares	9,737	6,327
Repurchase of treasury shares	(13,621)	(7,932)
Dividends paid/capital repayments (including minority interests and trust preferred securities)	(2,340)	(1,791)
Other, net	1,311	329

Net cash provided by/(used in) financing activities of continuing operations	38,798	67,101

Effect of exchange rate changes on cash and due from banks	(483)	3,528

Discontinued operations
Net cash provided by/(used in) operating activities of discontinued operations	(38)	4,288
Net cash provided by/(used in) investing activities of discontinued operations	(3,337)	(6,549)
Net cash provided by/(used in) financing activities of discontinued operations	(128)	(807)

Net increase/(decrease) in cash and due from banks	5,302	5,716

Cash and due from banks at beginning of period	27,577	25,648

Cash and due from banks at end of period	32,879	31,364

Supplemental disclosures of cash flow information (unaudited)
	6 months

in CHF m	2006	2005

Cash paid during the year for income taxes	1,088	1,156
Cash paid during the year for interest	20,227	11,752

Assets acquired and liabilities assumed in business acquisitions
Fair value of assets acquired	0	63

Fair value of liabilities assumed	0	35

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited

Summary of significant accounting policies

Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group (the Group) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2005, included in Credit Suisse Group’s Annual Report 2005. For a description of the Group’s significant accounting policies, see note 1 of the aforementioned consolidated financial statements.

Due to the Group’s announcement in June 2006 regarding the sale of Winterthur, the results of operations of the Winterthur businesses being sold, which were previously reported as a separate segment of the Group, are reflected in Income from discontinued operations, net of tax in the consolidated statements of income for all periods presented. The assets and liabilities of Winterthur have been presented as Assets of discontinued operations held-for-sale and Liabilities of discontinued operations held-for-sale , respectively, in the consolidated balance sheet as of June 30, 2006.

Certain financial information, which is normally included in annual financial statements prepared in accordance with US GAAP but not required for interim reporting purposes has been condensed or omitted. Certain reclassifications have been made to the prior period’s financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the interim periods presented.

The results of operations for interim periods are not indicative of results for the entire year.

In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions, which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New accounting pronouncements

EITF 04-5, FSP SOP 78-9-1 and EITF 96-16
In June 2005, the Financial Accounting Standards Board (FASB) ratified Emerging Issues Task Force (EITF) Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (EITF 04-5). EITF 04-5 provides a framework for evaluating whether a general partner or a group of general partners controls a limited partnership and therefore should consolidate it. EITF 04-5 states that the presumption of general partner control is overcome only when the limited partners have substantive “kick-out rights” or “participating rights.” These rights would allow a simple majority of the limited partners to dissolve or liquidate the partnership or otherwise remove the general partner “without cause” or effectively participate in significant decisions made in the ordinary course of the partnership business. EITF 04-5 was effective upon ratification for all newly formed limited partnerships and for existing limited partnership agreements that have been modified. This guidance was effective for the Group with respect to existing unmodified partnerships as of January 1, 2006.

As a result of the ratification of EITF 04-5, EITF Issue No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights” (EITF 96-16) was updated and FASB Staff Position (FSP) No. SOP 78-9-1, “Interaction of AICPA Statement of Position (SOP) 78-9 and EITF Issue No. 04-5” (FSP SOP 78-9-1) was issued. The amendments to EITF 96-16 were effective on a prospective basis upon issuance, whereas, similar to EITF 04-5, FSP SOP 78-9-1 was effective upon issuance for all new partnerships formed and for existing partnership agreements modified after June 29, 2005, and was effective for the Group with respect to existing unmodified partnerships as of January 1, 2006.

The changes to EITF 96-16 and the provisions of EITF 04-5 and FSP SOP 78-9-1 in effect during 2005 did not have a material impact on the Group’s financial condition, results of operations or cash flows. As of January 1, 2006, the Group increased its assets and liabilities by CHF 8.2 billion, primarily due to the consolidation of certain unmodified private equity partnerships which existed prior to June 29, 2005.

SFAS 123R
In December 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 123 (Revised 2004), “Share-Based Payment” (SFAS 123R). SFAS 123R was effective for annual reporting periods beginning after June 15, 2005. The Group early adopted SFAS 123R as of January 1, 2005, applying the modified prospective method. The Group’s policy is to expense share-based awards over the requisite service period.

The most significant accounting implications of the adoption of SFAS 123R for the Group were as follows: (i) inclusion of forfeitures in the estimate of compensation expense determined at the grant date rather than as they occur. The Group recorded a cumulative adjustment of approximately CHF 14 million during the first quarter of 2005 to reverse the expense previously recognized on all outstanding unvested awards expected to be forfeited. For new grants after January 1, 2005, forfeitures have been included in the initial estimation of the compensation expense at the grant date; (ii) recognition of compensation cost for all outstanding unvested awards as of January 1, 2005, that were previously accounted for under APB 25 and for which no expense was previously recognized, based on the original grant-date fair value of each award over the remaining requisite service period of the respective award (the recognition of this expense was not material); and (iii) adoption of changes to the presentation of the statement of cash flows in accordance with the revised standard.

In a December 2005 speech, the US Securities and Exchange Commission (SEC) staff provided further guidance on SFAS 123R, relating to accounting for share-based compensation awards subject to a non-competition provision that have scheduled vesting beyond an employee’s eligibility for early retirement. The SEC staff noted that such share-based awards should generally be expensed over the period from the grant date to the date an employee becomes eligible for early retirement, rather than over the entire vesting, or stated service, period, unless the non-competition provision and other factors establish an in-substance requisite service period that extends beyond the early retirement date. As a result of the December 2005 guidance, and based on subsequent discussions with the SEC staff, the Group recorded in the fourth quarter of 2005 an incremental expense to reflect the full-year cost of its 2005 share-based awards. This incremental expense reflected the attribution of the total cost of these awards over the period from the grant date to the date the employee becomes eligible for early retirement rather than over the vesting period that ranged from three to five years.

The impact of the Group’s change in accounting was to increase fourth-quarter and full-year 2005 banking compensation and benefits by CHF 630 million, and to decrease fourth-quarter and full-year 2005 net income by CHF 421 million. This non-cash charge, recorded in the Corporate Center, represented the recognition of compensation expense for share-based awards granted in 2005 that otherwise would have been recorded in the segments, principally Investment Banking, generally over vesting periods of three to five years.

The share-based awards granted in March 2006 provide for early retirement eligibility no earlier than two years after the award grant date. These awards will be recorded as compensation expense in the Group’s segments over the period from the grant date of March 2006 to the date an employee becomes eligible for early retirement if earlier than the three to five year vesting period.

SFAS 154
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, ‘Accounting Changes’ (APB 20) and FASB Statement No. 3, ‘Reporting Accounting Changes in Interim Financial Statements (an Amendment of APB Opinion No. 28, ‘Interim Financial Reporting’)’” (SFAS 154). SFAS 154 requires retrospective application, unless impracticable, to prior periods’ financial statements for voluntary changes in accounting principles and changes required by an accounting pronouncement in the unusual circumstances in which the pronouncement does not include specific transition provisions. This statement also requires that a change in depreciation, amortization or depletion method for long-lived, non-financial assets should be accounted for as a change in accounting estimate effected by a change in accounting principle (i.e., as a retrospective application). The guidance for reporting the correction of an error in previously issued financial statements and the change of an accounting estimate does not change from APB 20. SFAS 154 was effective for the Group as of January 1, 2006. The adoption of SFAS 154 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

SFAS 155
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (SFAS 155), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS 140). Under SFAS 155, hybrid financial instruments which contain embedded derivatives that would otherwise require bifurcation may be accounted for at fair value, with changes in fair value recognized in the statement of income. The fair value designation may be applied on an instrument-by-instrument basis; however, the election to apply fair value accounting is irrevocable. SFAS 155 will be effective for those instruments acquired or issued on or after an entity’s fiscal year beginning after September 15, 2006, but early adoption is permitted as of the beginning of a fiscal year for which an entity has not previously issued interim financial statements. SFAS 155 allows limited retrospective application for existing bifurcated hybrid financial instruments. The Group elected to early adopt SFAS 155 as of January 1, 2006, and the impact of adoption was an increase to the Group’s consolidated retained earnings of CHF 33 million, which included gross gains after tax of CHF 119 million and gross losses after tax of CHF 86 million and a corresponding decrease to the Group’s consolidated liabilities of CHF 33 million as of January 1, 2006. Pre-tax income for the six months ended June 30, 2006 increased CHF 122 million as a result of this change in accounting policy.

SFAS 156
In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets” (SFAS 156), which amended SFAS 140. SFAS 156 requires that all separately recognized servicing rights after the effective date be initially measured at fair value and permits separately recognized servicing rights to be accounted for at fair value in subsequent periods, with changes in fair value recognized in the statement of income. SFAS 156 permits an irrevocable election to apply fair value accounting for classes of servicing rights based on the different valuation and risk characteristics of the underlying assets and the way the economic risks are managed. SFAS 156 will be effective on a prospective basis for fiscal years beginning after September 15, 2006, however early adoption is permitted as of the beginning of a fiscal year for which an entity has not previously issued interim financial statements. SFAS 156 allows limited retrospective application for existing separately recognized servicing rights. The Group elected to early adopt SFAS 156 as of January 1, 2006. The adoption of SFAS 156 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

FSP FTB 85-4-1
In March 2006, the FASB issued FSP No. FTB 85-4-1, “Accounting for Life Settlement Contracts by Third-Party Investors” (FSP FTB 85-4-1). FSP FTB 85-4-1 provides a contract-by-contract election to account for life settlement contracts on either a fair value basis, with changes in fair value recognized in the statement of income, or through use of the investment method. Under the investment method, the initial investment and continuing costs are capitalized; no income is recognized until death of the insured party. The guidance of FSP FTB 85-4-1 will be effective for fiscal years beginning after June 15, 2006, and will permit early adoption; however, upon adoption, limited retrospective application of the measurement guidance is required. The Group elected to early adopt FSP FTB 85-4-1 as of January 1, 2006, and the impact of adoption was an increase to the Group’s consolidated assets and retained earnings of CHF 27 million net of tax.

Standards to be adopted in future periods

FSP FIN 46(R)-6
In April 2006, the FASB issued FSP No. FIN 46(R)-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)” (FSP FIN 46(R)-6). FSP FIN 46(R)-6 provides guidance regarding how contracts or arrangements that create or reduce variability should be considered when determining whether entities qualify as variable interest entities (VIEs) and when assessing the need for consolidation of VIEs. FSP FIN 46(R)-6 requires that evaluations of the variability created or absorbed in an entity from its contracts or arrangements be based on an analysis of the entity’s design. In evaluating the design of an entity, an analysis must be performed as to the potential risks to which the entity is exposed as well as the risks that the entity was designed to create and pass along to its interest holders based on the purpose for which the entity was formed. The guidance of FSP FIN 46(R)-6 must be applied on a prospective basis in reporting periods beginning after June 15, 2006, but need not be applied to existing entities unless a reconsideration event occurs. Given the prospective nature of the guidance, FSP FIN 46(R)-6 will not have a material impact on the Group’s financial condition as of the date of adoption, however the future impact of FSP FIN 46(R)-6 will depend on the design of the particular VIEs with which the Group is and may become involved as well as the nature and extent of the Group’s involvement, and therefore the impact from this guidance in future periods cannot be reasonably estimated.

FIN 48
In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 addresses the accounting for uncertainty in income taxes by prescribing a consistent recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. FIN 48 also provides guidance on the derecognition, classification, and disclosure of tax positions.

FIN 48 requires a two-step process in evaluating tax positions. In the first step an enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Tax positions meeting the more-likely-than-not recognition threshold are then measured to determine the amount of benefit eligible for recognition in the financial statements. Each tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The Group is currently evaluating the impact of adopting FIN 48.

Discontinued operations

In June 2006, the Group announced a definitive agreement for the sale of Winterthur to AXA for cash consideration of CHF 12.3 billion. As a part of the sale agreement, AXA agreed to repay approximately CHF 1.1 billion of debt currently outstanding between the Group and Winterthur. The gain on the sale will be recognized at the time of closing, which is expected to occur by the end of 2006, subject to regulatory approvals and closing conditions. As of June 30, 2006, Winterthur’s shareholder’s equity was CHF 8.8 billion. The Group did not provide any indemnification in respect of Winterthur’s insurance reserves in the sale agreement.

According to the sale agreement, certain banking and service agreements will continue to exist for a short period not to exceed three years, which may be terminated or renewed at any time. The costs and revenues associated with these agreements are considered insignificant.

The businesses being acquired by AXA generated net revenues of CHF 4,574 million, CHF 6,669 million, CHF 15,607 million and CHF 16,315 million and net income of CHF 286 million, CHF 236 million, CHF 572 million and CHF 502 million, respectively, for the second quarters of 2006 and 2005 and the six month periods ended June 30, 2006 and 2005. These businesses had total assets of CHF 175.0 billion and total liabilities of CHF 168.1 billion as of June 30, 2006. The results of operations of the businesses being sold, which were previously reported as a separate segment of the Group, are now reflected in Income from discontinued operations, net of tax in the consolidated statements of income for all periods presented. The assets and liabilities of the businesses being sold have been presented as Assets of discontinued operations held-for-sale and Liabilities of discontinued operations held-for-sale , respectively, in the consolidated balance sheet as of June 30, 2006.

Income amounts presented in discontinued operations relating to Winterthur differ from those previously reported in the segment results due to the elimination of intercompany transactions between Winterthur and Credit Suisse Group. Intercompany transactions are not eliminated for the purposes of presenting segment results, but are excluded from earnings when presented in the line item Income from discontinued operations, net of tax.

The following table summarizes the Income from discontinued operations:
				6 months

in CHF m	2Q 2006	1Q 2006	2Q 2005	2006	2005

Total revenues	4,574	11,033	6,669	15,607	16,315
Total expenses	(4,232)	(10,556)	(6,248)	(14,788)	(15,499)

Income before taxes from discontinued operations	342	477	421	819	816

Income tax expense	56	191	185	247	314

Income from discontinued operations, net of tax	286	286	236	572	502

The following table summarizes the assets, liabilities and accumulated other comprehensive income/(loss) of discontinued operations held-for-sale:
in CHF m	30.06.06

Assets
Cash and due from banks	5,240
Trading assets	21,656
Investment securities	90,725
Real estate held for investment	8,633
Loans, net of allowance for loan losses	15,672
Assets held for separate accounts	6,264
Other assets	26,801

Assets of discontinued operations held-for-sale	174,991

Liabilities
Technical provisions from the insurance business	150,796
Liabilities held for separate accounts	6,264
Other liabilities	10,998

Liabilities of discontinued operations held-for-sale	168,058

Accumulated other comprehensive income/(loss), net of tax
Gains/(losses) cash flow hedge	(101)
Cumulative translation adjustment	(626)
Unrealized gains/(losses) on securities	(151)
Minimum pension liability adjustment	(90)

Accumulated other comprehensive income/(loss) related to discontinued operations held-for-sale	(968)

During the second quarter of 2006, Winterthur acquired an equity interest of approximately 25% in DBV-Winterthur for EUR 375 million in order to increase its majority shareholding in this entity. Winterthur also completed the sale of a portion of its Swiss health care business to Sanitas during the second quarter of 2006. A gain of approximately CHF 173 million after tax was recorded upon the completion of this transaction.

On June 7, 2006, Winterthur entered into an agreement with subsidiaries of XL Capital Ltd, including its subsidiary XL Insurance (Bermuda) Ltd (XL), to settle remaining claims in connection with the sale of Winterthur International to XL in 2001. Winterthur recorded a pre-tax charge of approximately CHF 148 million in the second quarter of 2006 related to this settlement.

Segment reporting

The results of operations of Winterthur, which were previously reported as a separate segment of the Group, are now reflected in Income from discontinued operations, net of tax for all periods presented. For further details regarding the sale of Winterthur, see “Discontinued operations.”

Net revenues
				6 months

in CHF m	2Q 2006	1Q 2006	2Q 2005	2006	2005

Investment Banking	4,436	5,757	3,417	10,193	7,411
Private Banking	2,913	3,110	2,524	6,023	5,063
Asset Management	675	756	782	1,431	1,396
Corporate Center 1)	764	1,302	694	2,066	930

Credit Suisse Group	8,788	10,925	7,417	19,713	14,800

1) Includes minority interest revenues of CHF 741 million, CHF 1,284 million, CHF 722 million, CHF 2,025 million and CHF 997 million in 2Q 2006, 1Q 2006, 2Q 2005, six months 2006 and six months 2005, respectively, from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues.

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes
				6 months

in CHF m	2Q 2006	1Q 2006	2Q 2005	2006	2005

Investment Banking	1,287	1,564	(558)	2,851	374
Private Banking	1,123	1,308	929	2,431	1,903
Asset Management	27	234	357	261	565
Corporate Center 1)	741	1,242	675	1,983	962

Credit Suisse Group	3,178	4,348	1,403	7,526	3,804

1) Includes minority interest income of CHF 728 million, CHF 1,275 million, CHF 713 million, CHF 2,004 million and CHF 985 million in 2Q 2006, 1Q 2006, 2Q 2005, six months 2006 and six months 2005, respectively, from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such income.

Total assets
in CHF m	30.06.06	31.12.05

Investment Banking	1,017,006	957,513
Private Banking	316,391	298,117
Asset Management	18,767	21,572
Corporate Center and other 1)	52,398	61,850
Credit Suisse Group	1,404,562	1,339,052

1) Includes CHF 175.0 billion and CHF 178.7 billion of assets as of June 30, 2006 and December 31, 2005, respectively, related to Winterthur, which was previously reported as a separate segment of the Group.

In June 2006, Asset Management recognized an impairment charge of CHF 127 million relating to certain client relationship and trademark intangible assets due to a realignment of its US business. This impairment charge, which was determined based on a calculation of the expected future cash flows to be generated from these assets, was reported in Other expenses in the condensed consolidated statement of income for the second quarter of 2006.

Interest and dividend income and interest expense

The following table sets forth the details of interest and dividend income and interest expense:
				6 months

in CHF m	2Q 2006	1Q 2006	2Q 2005	2006	2005

Interest income on loans	1,848	1,725	1,490	3,573	2,894
Interest income on investment securities	163	162	129	325	233
Interest and dividend income on trading assets	4,788	4,043	3,628	8,831	6,800
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	5,034	4,344	2,916	9,378	5,364
Other	1,277	1,043	726	2,320	1,205

Total interest and dividend income	13,110	11,317	8,889	24,427	16,496

Interest expense on deposits	(2,938)	(2,643)	(1,728)	(5,581)	(3,103)
Interest expense on short-term borrowings	(162)	(119)	(59)	(281)	(174)
Interest expense on trading liabilities	(2,077)	(1,416)	(1,274)	(3,493)	(2,410)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(4,619)	(4,065)	(2,673)	(8,684)	(4,792)
Interest expense on long-term debt	(1,074)	(1,098)	(897)	(2,172)	(1,720)
Other	(374)	(310)	(163)	(684)	(312)

Total interest expense	(11,244)	(9,651)	(6,794)	(20,895)	(12,511)

Net interest income	1,866	1,666	2,095	3,532	3,985

Trading activities
The following table sets forth the details of trading-related revenues:
				6 months

in CHF m	2Q 2006	1Q 2006	2Q 2005	2006	2005

Interest rate products	1,072	1,083	(105)	2,155	762
Equity/index-related products	5	1,425	357	1,430	777
Foreign exchange products	205	702	449	907	884
Other	89	198	(58)	287	(98)

Trading revenues	1,371	3,408	643	4,779	2,325

Interest and dividend income on trading assets	4,788	4,043	3,628	8,831	6,800
Interest expense on trading liabilities	(2,077)	(1,416)	(1,274)	(3,493)	(2,410)

Trading interest income, net	2,711	2,627	2,354	5,338	4,390

Total trading-related revenues	4,082	6,035	2,997	10,117	6,715

The following table sets forth the details of trading assets and liabilities:
in CHF m	30.06.06	31.12.05

Trading assets
Debt securities	210,979	198,815
Equity securities 1)	146,221	156,559
Derivative instruments	56,934	55,192
Other	24,985	24,684

Total trading assets	439,119	435,250

Trading liabilities
Short positions	152,350	137,618
Derivative instruments	60,115	56,607

Total trading liabilities	212,465	194,225

1) Includes convertible bonds.

Commissions and fees
The following table sets forth the details of commissions and fees:
				6 months

in CHF m	2Q 2006	1Q 2006	2Q 2005	2006	2005

Commissions from lending business	452	329	365	781	552

Investment and portfolio management fees	1,314	1,261	1,079	2,575	2,203
Commissions for other securities business	37	60	70	97	113

Commissions and fees from fiduciary activities	1,351	1,321	1,149	2,672	2,316

Underwriting fees	721	601	550	1,322	1,067
Brokerage fees	1,276	1,432	807	2,708	1,711

Commissions, brokerage securities underwriting and other securities activities	1,997	2,033	1,357	4,030	2,778

Fees for other customer services	625	551	531	1,176	940

Commissions and fees	4,425	4,234	3,402	8,659	6,586

Loans
The following table sets forth details of the domestic (Switzerland) and foreign loan portfolio:
in CHF m	30.06.06	31.12.05

Banks	0	1,801
Commercial	42,585	43,972
Consumer	80,928	81,388
Public authorities	1,294	3,481
Lease financings	3,069	2,979

Switzerland	127,876	133,621

Banks	7,223	8,555
Commercial	51,311	46,110
Consumer	12,437	18,398
Public authorities	1,019	1,026
Lease financings	127	138

Foreign	72,117	74,227

Loans, gross	199,993	207,848

Deferred expenses, net	37	64
Allowance for loan losses	(1,736)	(2,241)

Total loans, net	198,294	205,671

As of June 30, 2006, the Group held CHF 23.4 billion in restricted loans, which represented collateral on secured borrowings. These loans are reported in Other assets and the related obligations are recorded in Other liabilities .

The following table sets forth the movements in the allowance for loan losses:
				6 months

in CHF m	2Q 2006	1Q 2006	2Q 2005	2006	2005

Balance beginning of period	2,054	2,241	2,851	2,241	3,038

Discontinued operations	(48)	0	0	(51)	0

Net additions charged to income statement	2	(49)	(25)	(49)	(65)

Gross write-offs	(278)	(189)	(182)	(463)	(405)
Recoveries	21	42	17	63	40

Net write-offs	(257)	(147)	(165)	(400)	(365)

Provisions for interest	20	11	25	31	42
Foreign currency translation impact and other adjustments, net	(35)	(2)	47	(36)	83

Balance end of period	1,736	2,054	2,733	1,736	2,733

Provision for credit losses disclosed in the income statement also includes provisions for lending-related exposure.
Prior periods have not been adjusted for discontinued operations.

The following table sets forth details of impaired loans, with or without a specific allowance. Loans are considered impaired when it is considered probable that the Group will not collect all amounts due under the loan terms.
in CHF m	30.06.06	31.12.05

With a specific allowance	2,076	2,803
Without a specific allowance	484	516

Total impaired loans, gross	2,560	3,319

Specific allowance for impaired loans 1)	1,382	1,847
1) Included in the allowances for loan losses.

Accumulated other comprehensive income
The following table sets forth the movements of accumulated other comprehensive income, net of tax:
in CHF m	Gains/(losses) cash flow hedge	Cumulative translation adjustment	Unrealized gains/ (losses) on securities	1)	Minimum pension liability adjustment	Accumulated other comprehensive income/(loss)

Balance January 1, 2005	27	(3,998)	1,068		(820)	(3,723)
Increase/(decrease)	23	1,224	653		0	1,900
Reclassification adjustments, included in net profit	2	(16)	(289)		0	(303)

Balance June 30, 2005	52	(2,790)	1,432		(820)	(2,126)

Balance January 1, 2006	77	(2,497)	1,156		(642)	(1,906)
Increase/(decrease)	(177)	(991)	(1,114)		0	(2,282)
Reclassification adjustments, included in net profit	(2)	(19)	(148)		0	(169)

Balance June 30, 2006 2)	(102)	(3,507)	(106)		(642)	(4,357)

1) Presented net of adjustments to insurance policyholder liabilities, deferred acquisition costs and present value of future profits (shadow adjustments).
2) Accumulated other comprehensive income related to discontinued operations totalled CHF -968 million as of June 30, 2006.

Earnings per share
The following table sets forth details of the calculation of earnings per share:
				6 months

in CHF m	2Q 2006	1Q 2006	2Q 2005	2006	2005

Income from continuing operations before cumulative effect of accounting changes	1,872	2,342	683	4,214	2,313
Income from discontinued operations, net of tax	286	286	236	572	502
Extraordinary items, net of tax	0	(24)	0	(24)	0
Cumulative effect of accounting changes, net of tax	0	0	0	0	14

Net income – as reported	2,158	2,604	919	4,762	2,829

Net income available for common shares for basic EPS 1)	2,158	2,604	919	4,762	2,819

Net income available for common shares for diluted EPS 2)	2,158	2,604	945	4,762	2,893

Weighted-average common shares outstanding for basic EPS, in m	1,113.0	1,128.0	1,127.6	1,120.5	1,130.8
Effect of dilutive securities
Convertible securities	0.0	0.0	40.4	0.0	40.4
Share options and warrants	14.1	17.7	8.9	15.9	8.5
Share awards	32.9	33.5	21.6	33.2	18.0

Adjusted weighted-average common shares for diluted EPS 3)	1,160.0	1,179.2	1,198.5	1,169.6	1,197.7

Basic earnings per share, in CHF
Income from continuing operations before cumulative effect of accounting changes	1.68	2.08	0.61	3.76	2.04
Income from discontinued operations, net of tax	0.26	0.25	0.21	0.51	0.44
Extraordinary items, net of tax	0.00	(0.02)	0.00	(0.02)	0.00
Cumulative effect of accounting changes, net of tax	0.00	0.00	0.00	0.00	0.01

Net income available for common shares	1.94	2.31	0.82	4.25	2.49

Diluted earnings per share, in CHF
Income from continuing operations before cumulative effect of accounting changes	1.61	1.99	0.59	3.60	1.98
Income from discontinued operations, net of tax	0.25	0.24	0.20	0.49	0.42
Extraordinary items, net of tax	0.00	(0.02)	0.00	(0.02)	0.00
Cumulative effect of accounting changes, net of tax	0.00	0.00	0.00	0.00	0.01

Net income available for common shares	1.86	2.21	0.79	4.07	2.41

1) The allocation of undistributed income related to the mandatory convertible securities is a reduction to the net income available to common shareholders for the purposes of the basic earnings per share calculation.
2) Under the if-converted method for calculating diluted earnings per share, the interest on the mandatory convertible securities is included when the effect is dilutive.
3) Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the EPS-calculation above), but could potentially dilute earnings per share in the future were 38.1 million, 32.5 million, 58.0 million, 35.3 million and 55.7 million for 2Q 2006, 1Q 2006, 2Q 2005, six months 2006 and six months 2005, respectively.

Pension
The following table sets forth details of the net periodic pension cost for the Swiss and international defined benefit pension and other post-retirement defined benefit plans:
				6 months

in CHF m	2Q 2006	1Q 2006	2Q 2005	2006	2005

Service costs on benefit obligation	94	75	71	169	139
Interest costs on benefit obligation	123	123	130	246	258
Expected return on plan assets	(172)	(173)	(171)	(345)	(339)
Amortization of
Unrecognized transition obligation/(asset)	0	(1)	(1)	(1)	(1)
Prior service cost	8	8	7	16	15
Unrecognized (gains)/losses	37	30	12	67	24

Net periodic pension costs	90	62	48	152	96

Settlement (gains)/losses	(5)	0	0	(5)	0
Curtailment (gains)/losses	(1)	(8)	0	(9)	(1)

Total pension costs	84	54	48	138	95

Credit Suisse Group previously disclosed in its financial statements for the year ended December 31, 2005, that it expected to contribute CHF 348 million to the pension plans in 2006. The calculation of the expected contributions for 2006 was subsequently revised to reflect the current funding status, resulting in an increase of anticipated contributions. As of June 30, 2006, CHF 226 million of contributions have been made. The Group presently anticipates contributing an additional CHF 160 million to fund its pension plans in 2006 for a total of CHF 386 million.

Guarantees and commitments

Guarantees

The following tables set forth details of contingent liabilities associated with guarantees:
As of June 30, 2006, in CHF m	Total gross amount	Total net amount	1)	Carrying value	Collateral received

Credit guarantees and similar instruments	10,670	8,495		19	5,624
Performance guarantees and similar instruments	10,046	9,126		186	3,332
Securities lending indemnifications	34,201	34,201		0	34,201
Derivatives	554,018	554,018		3,253	–	2)
Other guarantees 3)	3,919	3,919		23	1,483

Total guarantees	612,854	609,759		3,481	44,640

As of December 31, 2005, in CHF m	Total gross amount	Total net amount	1)	Carrying value	Collateral received

Credit guarantees and similar instruments	9,976	7,616		11	3,484
Performance guarantees and similar instruments	8,275	7,425		233	3,737
Securities lending indemnifications	35,456	35,456		0	35,456
Derivatives	437,399	437,399		4,238	–	2)
Other guarantees 3)	3,552	3,552		25	1,691

Total guarantees	494,658	491,448		4,507	44,368

1) Total net amount equals gross amount less any participations.
2) Collateral for derivatives accounted for as guarantees is not considered significant.
3) Contingent considerations in business combinations, residual value guarantees and other indemnifications.

Guarantees provided by the Group are broadly classified as follows: Credit guarantees, Performance guarantees and similar instruments, Securities lending indemnifications, Derivatives and Other guarantees. Readers are referred to note 34 “Guarantees and commitments” in the Credit Suisse Group Annual Report 2005 for a detailed description of guarantees.

Deposit-taking banks in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. Upon occurrence of a payout event, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to the total privileged deposits. These guarantees are reflected in Other guarantees in the table above. The Group believes that the likelihood of having to pay under these agreements is remote.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.

Disposal-related contingencies
In connection with the sale of assets or businesses, the Group sometimes provides the acquirer with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. These indemnification provisions generally shift the potential risk of certain unquantifiable and unknowable loss contingencies (e.g. relating to litigation, tax, intellectual property matters and adequacy of claims reserves) from the acquirer to the seller. The Group closely monitors all such contractual agreements to ensure that indemnification provisions are adequately provided for in the Group’s consolidated financial statements.

Other indemnifications
The Group provides indemnifications to certain counterparties in connection with its normal operating activities, for which it is not possible to estimate the maximum amount it could be obligated to pay. As a normal part of issuing its own securities, the Group typically agrees to reimburse holders for additional tax withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts results from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Group may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Group does not expect any potential liabilities in respect of tax gross-ups to be material.

The Group is a member of numerous securities exchanges and clearing houses and may, as a result of its membership arrangements, be required to perform if another member defaults. The Group has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Other commitments

The following table sets forth details of other commitments:
As of June 30, 2006, in CHF m	Total gross amount	Total net amount	1)	Collateral received

Irrevocable commitments under documentary credits	5,279	4,954		2,722
Loan commitments	208,510	208,118		135,930
Forward reverse repurchase agreements	14,154	14,154		14,154
Other	4,234	4,234		546

Total other commitments	232,177	231,460		153,352

As of December 31, 2005, in CHF m	Total gross amount	Total net amount	1)	Collateral received

Irrevocable commitments under documentary credits	5,345	5,042		2,761
Loan commitments	199,825	199,555		126,385
Forward reverse repurchase agreements	15,472	15,472		15,472
Other	4,360	4,360		582

Total other commitments	225,002	224,429		145,200

1) Total net amount equals gross amount less any participations.

Other commitments of the Group are broadly classified as follows: Irrevocable commitments under documentary credits, Loan commitments, Forward reverse repurchase agreements and Other commitments. See note 34 “Guarantees and commitments” of the Credit Suisse Group Annual Report 2005 for a detailed description of other off-balance sheet commitments.

Variable interest entities

FIN 46R “Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51”, requires the Group to consolidate all variable interest entities (VIEs) for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. The Group consolidates all VIEs for which it is the primary beneficiary.

As a normal part of its business, the Group engages in transactions with entities that are considered VIEs. These transactions include selling or purchasing assets, acting as a counterparty in derivatives transactions and providing liquidity, credit or other support. Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investment opportunities, and as part of these activities, the Group may retain interests in VIEs. In general, investors in consolidated VIEs do not have recourse to the Group in the event of a default, except where a guarantee was provided to the investors or where the Group is the counterparty to a derivative transaction involving VIEs.

The Group’s involvement with VIEs may be broadly grouped into three primary categories: Collateralized debt obligations (CDOs), Commercial paper conduits and Financial intermediation. Further details are available in notes 1, 2 and 36 of Credit Suisse Group’s Annual Report 2005 regarding the Group’s policy on consolidation of VIEs and the nature of the Group’s involvement with these entities.

The following table sets forth the total assets by category related to non-consolidated VIEs:
	Carrying value of VIEs' total assets

in CHF m	30.06.06	31.12.05

Collateralized debt obligations	20,968	20,515
Commercial paper conduits	6,053	8,528
Financial intermediation	92,670	78,909

Total	119,691	107,952

The following table sets forth the total assets by category related to VIEs consolidated as a result of the Group being the primary beneficiary:
	VIEs' total assets

in CHF m	30.06.06	31.12.05

Collateralized debt obligations	4,232	3,365
Commercial paper conduits	1	1
Financial intermediation	14,267	14,032

Total assets consolidated pursuant to FIN 46R	18,500	17,398

Collateralized debt obligations
As part of its structured finance business, the Group purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization.

The Group has consolidated all CDO VIEs for which it is the primary beneficiary resulting in the inclusion by the Group of approximately CHF 4.2 billion and CHF 3.4 billion of assets and liabilities of these VIEs as of June 30, 2006 and December 31, 2005, respectively. The beneficial interests issued by these VIEs are payable solely from the cash flows of the related collateral, and the creditors of these VIEs do not have recourse to the Group in the event of default.

The Group also retains certain debt and equity interests in open CDO VIEs that are not consolidated because the Group is not the primary beneficiary. The Group’s exposure in these CDO transactions typically consists of the interests retained in connection with its underwriting or market-making activities. The Group’s maximum loss exposure is equal to the carrying value of these retained interests, which are reported as trading assets and carried at fair value and totaled CHF 0.6 billion and CHF 1.0 billion as of June 30, 2006 and December 31, 2005, respectively.

Commercial paper conduits
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for several commercial paper conduit vehicles (CP conduits). The Group does not sell assets to the CP conduits and does not have any ownership interest in the CP conduits.

The Group’s commitments to CP conduits consist of obligations under liquidity and credit enhancement agreements.

As of June 30, 2006 and December 31, 2005, the Group’s maximum loss exposure to non-consolidated CP conduits was CHF 11.7 billion, which consisted of CHF 6.0 billion of funded assets and the CP conduits’ commitments to purchase CHF 5.7 billion of additional assets. As of December 31, 2005, the Group’s maximum loss exposure was CHF 14.2 billion.

The Group believes that the likelihood of incurring a loss equal to this maximum exposure is remote because the assets held by the CP conduits, after giving effect to related asset-specific credit enhancements primarily provided by the clients, must be classified as investment grade when acquired by the CP conduits.

Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The investors typically retain the risk of loss on such transactions but the Group may provide principal protection on the securities to limit the investors’ exposure to downside risk.

As a financial intermediary, the Group may administer or sponsor the VIE, transfer assets to the VIE, provide collateralized financing, act as a derivatives counterparty, advise on the transaction, act as investment advisor or investment manager, act as underwriter or placement agent or provide credit enhancement, liquidity or other support to the VIE. The Group also owns securities issued by the VIEs structured to provide clients with investment opportunities, for market-making purposes and as investments. The Group’s maximum loss exposure to VIEs related to financial intermediation activities was CHF 14.8 billion and CHF 12.8 billion as of June 30, 2006 and December 31, 2005, respectively, which represents the notional amount of any guarantees and the fair value of all other interests held. Further, the Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts, including hedging strategies and the risk of loss that is retained by investors.

Litigation

The Group has provided reserves for litigation, claims and proceedings in accordance with SFAS No. 5, “Accounting for Contingencies.” The Group recorded in the second quarter of 2005 a CHF 960 million (USD 750 million) charge before tax, CHF 624 million after tax, in Investment Banking, to increase the reserve for private litigation involving Enron, certain IPO allocation practices, research analyst independence and other related litigation. The charge was in addition to the reserve for these private litigation matters of CHF 702 million (USD 450 million) before tax originally established in 2002 and brings the total reserve for these private litigation matters as of June 30, 2006, to CHF 1.3 billion (USD 1.0 billion) after deductions for settlements that have since taken place.

The Group is involved in a number of other judicial, regulatory and arbitration proceedings concerning the matters arising in connection with the conduct of its businesses. These actions have been brought on behalf of various classes of claimants and, unless specified, seek damages of material and/or indeterminate amounts. The Group believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, are not likely to have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period.

It is inherently difficult to predict the outcome of many of these matters. In presenting the condensed consolidated financial statements, management makes estimates regarding the outcome of these matters and records a reserve and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Group’s defenses and its experience in similar cases or proceedings as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings.

Further charges or releases of litigation reserves may be necessary in the future as developments in such litigation, claims or proceedings warrant.

Report of Independent Registered Public Accounting Firm to the Board of Directors of Credit Suisse Group, Zurich

We have reviewed the accompanying condensed consolidated balance sheet of Credit Suisse Group and subsidiaries (the “Group”) as of June 30, 2006, the related condensed consolidated statements of income and comprehensive income for the three and six month periods ended June 30, 2006 and 2005, and the related condensed consolidated statements of changes in shareholders' equity and statements of cash flows for the six-month periods ended June 30, 2006 and 2005. These condensed consolidated financial statements are the responsibility of the Group's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Group as of December 31, 2005, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for the year then ended (not presented herein) prior to the restatement for the discontinued operations of Winterthur Swiss Insurance Company as described in the “Notes to the condensed consolidated financial statements – unaudited,” and in our report dated March 23, 2006, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2005, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

KPMG Klynveld Peat Marwick Goerdeler SA

David L. Jahnke	Philipp Rickert
Certified Public Accountant	Swiss Certified Accountant

Auditor in charge Zurich, Switzerland July 31, 2006
Information for investors
Ticker symbols / Stock exchange listings
	Bloomberg	Reuters	Telekurs

SWX Swiss Exchange/virt-x	CSGN VX	CSGN.VX	CSGN,380
New York Stock Exchange (ADS) 1)	CSR US	CSR.N	CSR,065

	CSG share	ADS

Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number		225 401 108

1) One ADS represents one registered share.

Credit Suisse Group’s ordinary shares are registered shares with a par value of CHF 0.50 per share and are listed on the Swiss Exchange/virt-x. In addition, Credit Suisse Group has a sponsored level II American Depositary Shares (ADS) program listed on the New York Stock Exchange for which Deutsche Bank Trust Company Americas acts as depositary. Each ADS represents one registered share of the Group.

Further information about historic share prices and other share-related statistics can be found within the Credit Suisse Group financial highlights section of this document and at www.credit-suisse.com/investors.

Ratings
		Moody's	Standard & Poor's	Fitch Ratings

Credit Suisse Group	Short term	–	A-1	F1+
	Long term	Aa3	A+	AA-
	Outlook	Stable	Stable	Stable
Credit Suisse	Short term	P-1	A-1+	F1+
	Long term	Aa3	AA-	AA-
	Outlook	Stable	Stable	Stable
Winterthur	Insurer financial strength	A1	A-	A+
	Outlook	Rating under review for possible upgrade	Credit Watch Positive	Rating Watch Positive

Foreign currency translation rates
The following table sets forth principal Swiss franc foreign exchange rates:
	Average rate			Closing rate

in CHF	2Q 2006	1Q 2006	2Q 2005	30.06.06	31.03.06	31.12.05

1 USD	1.25	1.30	1.23	1.2250	1.3069	1.3137
1 EUR	1.57	1.56	1.54	1.5664	1.5815	1.5572
1 GBP	2.27	2.28	2.28	2.2657	2.2668	2.2692
100 JPY	1.09	1.11	1.14	1.0716	1.1076	1.1190

Cautionary statement regarding forward-looking information
This Quarterly Report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to implement procedures properly; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brand; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

Credit Suisse Group Paradeplatz 8 8070 Zurich Switzerland Tel. +41 44 212 16 16 Fax +41 44 333 25 87 www.credit-suisse.com

5520134 English

Credit Suisse Group
Quarterly Results 2006/Q2

Disclaimer

Cautionary statement regarding forward-looking and non-GAAP information

This presentation contains forward-looking statements within the meaning of the Private
Securities Litigation Reform Act of 1995.

Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements.

A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form
20-F for the fiscal year ended December 31, 2005 filed with the US Securities and
Exchange Commission, and in other public filings and press releases.

We do not intend to update these forward-looking statements except as may be required by applicable laws.

This presentation contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under GAAP can be found in Credit Suisse Group's Quarterly Report 2006/Q2.

Slide 2

Credit Suisse Group financial highlights

In CHF m, except where indicated

1) Including credits from insurance settlements for litigation and related costs of CHF 474 m before tax and CHF 308 m after tax

2) Includes litigation charge of CHF 960 m before tax and CHF 624 m after tax

3) Excludes the shareholder’s equity and net income of Winterthur, including intercompany transactions between Winterthur and the Group

4) Excludes minority interest revenues of CHF 2,025 m and CHF 997 m and minority interest expenses of CHF 21 m and CHF 12 m in 6 months 2006 and 6 months 2005, respectively, from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues and expenses

6 months

Slide 3

Pre-tax income

7,526

3,804

98

Net income

4,762

2,829

68

Basic earnings per share in CHF

4.25

2.49

71

Return on equity - Group

23.1%

15.2%

Return on equity - Banking 3)

25.4%

15.9%

Cost/income ratio 4)

69.1%

80.0%

Net new assets in CHF bn

57.5

28.7

Change

2006 1)

2005 2)

in %

Integrating the bank is the major priority

Slide 4

Implementation of the integrated bank
showing progress

Results of integration on track

Regional structure is key to building an
integrated bank

Centers of Excellence rolling out to
improve operational model

Achieve best practice globally within
two years

Investment Banking continuing to improve its operating
performance

Slide 5

Continued success in product strengths

Strong results in leveraged finance, commercial mortgaged backed-
securitization and emerging markets

Significant improvement in client activity

Revenue gaps to peers are closing

Commodities and prime brokerage ahead of plan

Derivative revenues grew significantly compared to last year

Improved margins on equity cash and investment grade debt

Focus on costs

Program aims at long-term and sustainable savings

Detailed plans with specific initiatives and internal targets

Integration accelerates growth in onshore Private Banking

Slide 6

Expanding into new onshore markets is a priority leveraging
the integrated bank

Emerging markets are a key focus

Positive signs of turnaround in the US business

Net new asset growth and Relationship Managers recruitment in 1H06

Expanded product platform

European onshore business growing profitably

Accelerated net new asset growth in 1H06

Asset Management is implementing its global strategy

Slide 7

Integrating investment strategies and focusing on profitable businesses

Repositioning US business in order to boost core strengths, growth opportunities and profitability

Adjusting global product offering

Expanding Alternative Investments business globally

USD 1 billion infrastructure investment joint venture with General Electric announced

Leveraging integrated bank

Improved collaboration is resulting in significant mandate wins

Financial Review

Pre-tax income by segment

Pre-tax income

CHF m

-558

929

357

27

1,123

1,287

2Q05

2Q06

21%

220%

(92)%

4021)

3)

2)

1) Excluding litigation charge of CHF 960 m before tax

2) Including CHF 474 m of credits from insurance settlements for litigation and related costs
3) Including business realignment costs of CHF 152 m

Investment Banking

Private Banking

Asset Management

Slide 9

Investment Banking with best second quarter result ever

Record combined underwriting and
advisory revenues

Lower trading revenues from particularly
strong first quarter due to less favorable
market conditions from mid-May

Results reflect a more focused franchise
that performed well despite more
challenging market conditions

Investments continue to result in
improvements in the breadth and
diversity of revenues

Highlights second quarter 2006

Slide 10

Focus on strategic growth areas resulted in best-ever
combined underwriting and advisory revenues

Investment banking revenues

CHF m

Comments on 2Q06

2Q05

3Q05

4Q05

1Q06

2Q06

Growth driven by strength in
financial-sponsor-backed revenues

Solid contribution from energy
franchise also provided good
synergies for continued growth of
commodities platform

Named “Best Emerging Markets
Investment Bank” by Euromoney

966

1,104

1,185

1,331

1,038

38%

Advisory

Debt underwriting

Equity underwriting

28%

Slide 11

Challenging fixed income trading markets with
lower volumes

Fixed income trading revenues

CHF m

Comments on 2Q06

2Q05

3Q05

4Q05

1Q06

2Q06

1,353

1,969

1,566

2,767

Stronger results in residential and
commercial mortgage-backed
securities

Interest rate products performed
well despite challenging markets
with sudden shifts in yield curves

Lower revenues in emerging
markets trading and fixed income
proprietary trading

Good growth in commodities
business in its first year of operation

43%

1,939

(30)%

Slide 12

Higher levels of client-driven activity in volatile equity
trading markets

Equity trading revenues

CHF m

Comments on 2Q06

2Q05

3Q05

4Q05

1Q06

2Q06

1,146

912

1,341

1,021

2,077

Up vs. 2Q05 with stronger results in
convertibles, derivatives and most
cash businesses

Down vs. record 1Q06 due to
weaker results in proprietary trading
and the cash businesses amid
volatile market conditions

Advanced execution services (AES)
with continued strong growth and
record revenues

Prime Services with excellent
quarter due to new client mandates
and continued business growth

26%

(45)%

Slide 13

Expense comparison impacted by litigation-related
charges and insurance settlements

Operating expenses

CHF m

2Q05

3Q05

4Q05

1Q06

2Q06

3,502

3,462

4,248

3,976

3,133

Compensation/revenue ratio
lower at 53.5% in 1H06 vs.
55.5% for full year 2005

Compensation and benefits

Credits of CHF 474 m from
insurance settlements for
litigation and related costs
received in 2Q06

2Q05 includes CHF 960 m
charge to increase the reserve
for certain private litigation
matters

Other expenses

1) Excludes charge to increase litigation reserve

2) Excludes credits from the insurance settlements

1)

1)

2)

2)

Slide 14

in %

2005

1H06

Compensation / revenue

55.5

53.5

Other expenses / revenues

34.7/28.6

18.9/23.6

Pre-tax income margin

10.3/16.5

28.0/23.3

Key drivers of other expense increase

CHF m

+19%

CoE = Centers of Excellence

Slide 15

Other expenses in 2Q05

1,999

Less: charge to increase the reserve for private litigation matters

(960)

2Q05 excluding litigation charge

1,039

Higher business activity

~ 100

(e.g. commissions, professional fees, T&E)

Business growth and efficiency investments

~ 60

(e.g. systems consultants, contractors for CoE, advertising)

Other (mainly provision for future litigation expenses)

~ 34

2Q06 excluding credit for insurance settlement

1,233

Less: credits from insurance settlements for litigation

(474)

Other expenses in 2Q06

759

Private Banking delivering strategic growth: strong
profits with significant net new assets

Best ever 2Q, and following record
1Q06

Half-year pre-tax income up 28%

Announced the launch of operations in
Australia and further extended presence
in emerging markets

Investing in US private client business
and strengthening European onshore
business is delivering profitable growth

A strong quarterly performance with net
new asset inflows of CHF16.5 bn from
Wealth Management

Highlights second quarter 2006

Slide 16

Wealth Management’s net revenues increased 20%

Net revenues and gross margin

1.7

1.9

1.9

2.2

2.0

114

109

125

113

110

0.0

1.0

2.0

3.0

40

65

90

115

140

2Q05

3Q05

4Q05

1Q06

2Q06

20%

(9)%

Net revenues
in CHF bn
(left-hand scale)

Gross margin on
assets under
management in bp
(right-hand scale)

CHF bn

bp

Slide 17

Margins on assets under management

1H05

1H06

Transaction-based margin

39.6 bp

46.7 bp

Asset-based margin

73.9 bp

72.0 bp

Gross Margin

113.5bp

118.7 bp

Wealth Management continues momentum of strong
net new asset gathering in challenging markets

Net new assets and growth

8.1

16.8

6.8

14.5

16.5

8.6%

7.8%

7.5%

7.4%

5.1%

0

5

10

15

20

0

5

10

2Q05

3Q05

4Q05

1Q06

2Q06

Net new assets in CHF bn (left-hand scale)

Net new asset growth in % 1) (right-hand scale)

733.7

(36.1)

16.5

714.1

Assets under management

31.03.2006

Net new

assets

Market and
FX related
movements

30.06.2006

(2.7)%

CHF bn

%

1) Rolling 4 quarter average

CHF bn

Slide 18

Wealth Management continues pre-tax income margin
improvement alongside international expansion

CHF m

Operating expenses

Compensation and benefits

Other expenses vs.2Q05

2Q05

3Q05

4Q05

1Q06

2Q06

1,078

1,163

1,264

1,255

1,139

Overall expenses vs.2Q05

Slide 19

Increase related to strategic
growth initiatives vs. 2Q05

4% fall vs.1Q06 on lower result

Higher marketing expenditure
and provision for a legal matter

Higher commission expenses

Continued investments in
international expansion with net
increase of 270 relationship
managers and additional 9 service
locations since start of 2005

Pre-tax income margin in %

35.2

38.7

37.6

43.2

38.3

Pre-tax income margin in %

1H05

1H06

36.5

40.9

Corporate & Retail Banking maintains strong pre-tax
income and excellent returns

Pre-tax income

CHF m

Good revenue growth of 5% with flat
operating expenses vs. 2Q05

Lower net releases of credit
provisions

49.3% pre-tax return on
average economic risk capital (ERC)

Comments on 2Q06

2Q05

3Q05

4Q05

1Q06

2Q06

336

316

322

345

344

2%

Slide 20

Pre-tax income margin in %

40.2

37.1

38.0

39.1

39.1

Pre-tax return on average ERC in %

42.6

40.0

42.4

48.4

49.3

Asset Management integrating its business globally and
realigning overall product offering

Increased fees from asset
management and fund administration
services

Lower investment-related gains due to
cyclical nature of private equity returns

Business realignment costs of
CHF 152 million

Net new assets remain strong with
inflows of CHF 15.5 billion

Highlights second quarter 2006

Slide 21

Increased fees and lower investment-related gains

2Q05

3Q05

4Q05

1Q06

2Q06

Private equity and other
investment-related gains

Net revenues before
private equity and other
investment-related gains

Increase reflecting growth in
assets under management
and higher private equity
fees

CHF m

Net revenues

Lower results due to cyclical
nature of private equity gains

516

509

549

550

560

266

139

208

206

115

9%

2%

Slide 22

Operating expenses include CHF 152 million
realignment costs

CHF m

Operating expenses

Including realignment costs

Additional increase due to
hiring of investment talent

Compensation and benefits

Including realignment costs,
where CHF 127 m are a write-
down of intangible assets

Other increases primarily due to
higher occupancy costs, legal
provisions, IT and marketing

Other expenses

217

253

252

261

255

208

195

264

259

394

2Q05

3Q05

4Q05

1Q06

2Q06

425

516

520

649

448

Slide 23

Asset Management registers strong net new assets

Net new assets and growth

Net new assets in CHF bn (left-hand scale)

Net new asset growth 1) in % (right-hand scale)

Assets under management

CHF bn

5.1

-0.8

11.4

15.5

17.0

7.1%

4.2%

3.7%

2.7%

6.8%

0

5

10

15

20

0

2

4

6

8

2Q05

3Q05

4Q05

1Q06

2Q06

CHF bn

%

619.6

15.5

(19.9)

615.2

(0.7)%

31.03.2006

Market and
FX related
movements

Net new
assets

30.06.2006

1) Rolling 4 quarter average

Slide 24

Winterthur Group

Highlights second quarter 2006

Due to pending sale, business reported as
discontinued operations

Income from discontinued operations, net
of tax of CHF 286 million

Winterthur shareholder’s equity decreased
to CHF 8.8 billion due to lower unrealized
gains on investment securities

Summary financial information available at
http://www.winterthur.com/worldwide/abw_fin_int.htm

Slide 25

238

240

233

in CHF bn

10.9

11.1

11.3

10.8

BIS tier 1 ratio in %

10.6

248

Credit Suisse Group’s capital position

3Q05

2Q05

4Q05

1Q06

2Q06

Risk-weighted assets

Comments

245

Slide 26

Tier 1 capital decreased CHF 760 m
as 2Q06 net income was offset by

Dividend accruals

Shares repurchases

US dollar / Swiss franc movement

Lower unrealized gains at
Winterthur

Repurchased 17.3 m shares worth
CHF 1.2 bn during 2Q06, bringing
total to 51.4 m shares and CHF 3.1
bn since launch of program

Credit Suisse Group’s key performance targets overview

Investment Banking

Private
Banking

Asset Management

Wealth
Management

Corporate &
Retail Banking

Credit Suisse Group
consolidated

1H06

   Mid-term
          targets

1) Calculated using a return excluding funding costs for allocated goodwill

Slide 27

Pre-tax income margin

28.0%

> 20%

Pre-tax return on average ERC 1)

39.1%

> 25%

Pre-tax income margin

40.9%

> 40%

Net new asset annualized growth rate

8.9%

> 6%

Pre-tax income margin

39.1%

> 35%

Pre-tax return on average ERC 1)

48.5%

> 35%

Pre-tax income margin

18.2%

> 35%

BIS Tier 1 ratio

10.6%

~ 10%

Return on equity

23.1%

> 20%

Questions & Answers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

	By:	/s/ Urs Rohner
(Signature)*
General Counsel
Date: August 3, 2006
/s/ Charles Naylor
*Print the name and title under the signature of the signing officer.		Head of Corporate Communications